SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 03/31/2009	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

1.01 - IDENTIFICATION

1 - CVM CODE 00951-2	2 - NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. - PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01
4 - NIRE 33300032061

01.02 - HEAD OFFICE

1 - ADDRESS Av. República do Chile, 65 - 24th floor			2 - QUARTER OR DISTRICT Centro
3 - CEP (ZIP CODE) 20031-912	4 - CITY Rio de Janeiro			5 - STATE RJ
6 - AREA CODE 021	7 - PHONE 3224-2040	8 - PHONE 3224-2041	9 - PHONE -	10 - TELEX
11 - AREA CODE 021	12 - FAX 3224-9999	13 - FAX 3224-6055	14 - FAX 3224-7784
15 - E-MAIL petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 - NAME Almir Guilherme Barbassa
2 – ADDRESS Av. República do Chile, 65 - 23rd floor			3 - QUARTER OR DISTRICT Centro
4 - CEP (ZIP CODE) 20031-912	5 - CITY Rio de Janeiro			6 - STATE RJ
7 - AREA CODE 021	8 - PHONE NUMBER 3224-2040	9 - PHONE NO. 3224-2041	10 – PHONE NO. -	11 - TELEX
12 - AREA CODE 021	13 - FAX 3224-9999	14 - FAX 3224-6055	15 - FAX 3224-7784
16 - E-MAIL barbassa@petrobras.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2009	12/31/2009	1	01/01/2009	03/31/2009	4	10/01/2008	12/31/2008
9- NAME OF INDEPENDENT ACCOUNTING FIRM KPMG Auditores Independentes						10- CVM CODE 00418-9
11- NAME OF THE ENGAGEMENT PARTNER Manuel Fernandes Rodrigues de Sousa						12- CPF (Taxpayers registration) 783.840.017-15

Page: 1

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER 03/31/2009	2 - PREVIOUS QUARTER 12/31/2009	3 - PREVIOUS YEAR 03/31/2008
Capital Paid-in
1 - Common	5.073.347	5.073.347	2.536.674
2 - Preferred	3.700.729	3.700.729	1.850.364
3 - Total	8.774.076	8.774.076	4.387.038
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - TYPE OF SHARE CONTROL State Holding Company
4 - ACTIVITY CODE 1010 - Oil and Gas
5 - MAIN ACTIVITY Prospecting Oil/Gas, Refining and Energy Activities
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF SPECIAL REVIEW REPORT

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 - ITEM	2 - CNPJ (TAXPAYERS RECORD NUMBER)	3 - NAME

01.08 - DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - TYPE	5 - PET BEGINS ON	6 - TYPE OF SHARE	7 - DIVIDENDS PER SHARE
01	RCA	12/19/2008	Interest on Capital Payable	04/29/2009	ON	0,3800000000
02	RCA	12/19/2008	Interest on Capital Payable	04/29/2009	PN	0,3800000000
03	RCA	12/19/2008	Interest on Capital Payable	06/24/2009	ON	0,3800000000
04	RCA	12/19/2008	Interest on Capital Payable	06/24/2009	PN	0,3800000000
05	RCA	12/19/2008	Interest on Capital Payable	08/14/2009	ON	0,0400000000
06	RCA	12/19/2008	Interest on Capital Payable	08/14/2009	PN	0,0400000000
07	AGO	04/08/2009	Dividends	08/14/2009	ON	0,3300000000
08	AGO	04/08/2009	Dividends	08/14/2009	PN	0,3300000000

Page: 2

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (R$ Thousand)	4 - AMOUNT OF CHANGE (R$ Thousand)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 - SHARE ISSUE PRICE (R$)
01	04/04/2008	78.966.691	0		0	0,0000000000

1.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE 05/11/2008	2 - SIGNATURE

Page: 3

02.01 - UNCONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
1	Total Assets	321.033.387	311.010.867
1.01	Current Assets	52.323.508	51.256.607
1.01.01	Cash and Cash Equivalents	15.176.814	11.268.314
1.01.01.01	Cash and Banks	424.094	394.220
1.01.01.02	Short Term Investments	14.752.720	10.874.094
1.01.02	Accounts Receivable, net	13.529.380	17.370.050
1.01.02.01	Customers	13.529.380	17.370.050
1.01.02.01.01	Customers	3.185.868	3.550.726
1.01.02.01.02	Subsidiary and Affiliated Companies	8.289.369	12.042.894
1.01.02.01.03	Other Accounts Receivable	2.333.874	2.067.695
1.01.02.01.04	Allowance for Doubtful Accounts	(279.731)	(291.265)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	14.577.473	13.847.969
1.01.04	Other	9.039.841	8.770.274
1.01.04.01	Dividends Receivable	998.693	987.986
1.01.04.02	Recoverable Taxes	6.313.780	6.273.161
1.01.04.03	Prepaid Expenses	1.368.574	1.078.815
1.01.04.04	Other Current Assets	358.794	430.312
1.02	Non-current Assets	268.709.879	259.754.260
1.02.01	Long-Term Assets	107.713.078	107.619.248
1.02.01.01	Miscellaneous Credits	5.287.554	4.945.849
1.02.01.01.01	Petroleum and Alcohol Accounts – STN	813.257	809.673
1.02.01.01.02	Marketable Securities	3.809.490	3.597.762
1.02.01.01.03	Investments in Privatization Process	1.366	1.366
1.02.01.01.04	Other Accounts Receivable	663.441	537.048
1.02.01.02	Accounts Receivable, net	90.108.860	91.089.343
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	90.108.860	91.089.343
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	12.316.664	11.584.056
1.02.01.03.01	Project Financing	2.346.393	2.039.293
1.02.01.03.02	Deferred Income Tax and Social Contribution	351.409	477.183
1.02.01.03.03	Deferred Value-Added Tax (ICMS)	1.607.520	1.538.410
1.02.01.03.04	Deferred PASEP/COFINS	5.048.529	4.599.148
1.02.01.03.05	Judicial Deposits	1.578.115	1.542.378
1.02.01.03.06	Advance for Pension Plan	0	0
1.02.01.03.07	Advances to Suppliers	407.731	416.745
1.02.01.03.08	Prepaid Expenses	436.813	444.904
1.02.01.03.09	Inventories	305.711	303.929
1.02.01.03.10	Other Non-Current Assets	234.443	222.066
1.02.02	Fixed Assets	160.996.801	152.135.012

Page: 4

1 - CODE	2 – DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
1.02.02.01	Investments	30.785.528	28.306.947
1.02.02.01.01	In Affiliates	610.167	650.546
1.02.02.01.02	In Affiliates - Goodwill	1.692.453	1.692.453
1.02.02.01.03	In subsidiaries	28.588.268	26.060.508
1.02.02.01.04	In subsidiaries - Goodwill	(255.311)	(256.840)
1.02.02.01.05	Other investmets	149.951	150.280
1.02.02.02	Property, Plant and Equipment	125.665.404	119.207.092
1.02.02.03	Intangible	3.750.649	3.781.716
1.02.02.04	Deferred Charges	795.220	839.257

Page: 5

02.02 - UNCONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
2	Liabilities and Stockholders' Equity	321.033.387	311.010.867
2.01	Current Liabilities	114.340.160	111.698.595
2.01.01	Loans and Financing	3.441.135	2.506.156
2.01.01.01	Financings	2.964.614	2.276.822
2.01.01.02	Interest on Financing	476.521	229.334
2.01.02	Debentures	0	0
2.01.03	Suppliers	9.333.362	10.186.552
2.01.04	Taxes, Contribution and Participation	10.101.377	10.537.882
2.01.05	Dividends payable	9.631.176	9.914.707
2.01.06	Accruals	3.947.455	3.825.367
2.01.06.01	Payroll and Related Charges	1.483.212	1.561.017
2.01.06.02	Provision for Contingencies	54.000	54.000
2.01.06.03	Pension plan	691.944	579.051
2.01.06.04	Healthcare benefits plan	493.221	493.221
2.01.06.05	Profit sharing for employees and management	1.225.078	1.138.078
2.01.07	Debts with Subsidiaries and Affiliated Companies	63.576.625	61.845.850
2.01.07.01	Suppliers	63.576.625	61.845.850
2.01.08	Others	14.309.030	12.882.081
2.01.08.01	Advances from Customers	313.576	298.032
2.01.08.02	Project Financing	400.172	401.148
2.01.08.03	Undertakings with transfer of benefits, risks and control of assets	4.779.345	5.052.563
2.01.08.04	Deferred Income	0	0
2.01.08.05	Others	8.815.937	7.130.338
2.02	Non-Current Liabilities	56.302.727	55.261.133
2.02.01	Long-term Liabilities	56.302.727	55.261.133
2.02.01.01	Loans and Financing	10.942.907	11.456.564
2.02.01.01.01	Financing	10.942.907	11.456.564
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	25.395.278	23.501.300
2.02.01.03.01	Healthcare Benefits Plan	9.740.858	9.510.037
2.02.01.03.02	Provision for Contingencies	206.998	203.285
2.02.01.03.03	Pension Plan	2.871.119	2.966.084
2.02.01.03.04	Deferred Income Tax and Social Contribution	12.576.303	10.821.894
2.02.01.04	Subsidiaries and Affiliated Companies	876.396	1.100.528
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	19.088.146	19.202.741
2.02.01.06.01	Provision for Dismantling of Areas	6.040.615	5.975.787
2.02.01.06.02	Undertakings with transfer of benefits, risks and control of assets	12.582.505	12.701.708
2.02.01.06.03	Deferred Income	76.574	76.574
2.02.01.06.04	Others Accounts and Expenses Payable	388.452	448.672
2.03	Deferred income	0	0

Page: 6

1 - CODE	2 – DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
2.05	Shareholders’ Equity	150.390.500	144.051.139
2.05.01	Subscribed and Paid-In Capital	78.966.691	78.966.691
2.05.01.01	Paid in Capital	78.966.691	78.966.691
2.05.01.02	Monetary Restatement of Capital	0	0
2.05.02	Capital Reserves	514.857	514.857
2.05.02.01	AFRMM and Other	0	0
2.05.02.02	Fiscal Incentive - Income Tax	514.857	514.857
2.05.03	Revaluation Reserve	10.132	10.284
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries and Affiliated Companies	10.132	10.284
2.05.04	Revenue Reserves	64.442.783	64.442.783
2.05.04.01	Legal	9.435.985	9.435.985
2.05.04.02	Statutory	899.378	899.378
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Earnings	0	0
2.05.04.05	Retention of Earnings	53.550.237	53.550.237
2.05.04.06	Undistributed Dividends	0	0
2.05.04.07	Others Revenue Reserves	557.183	557.183
2.05.05	Equity valuation adjustments	294.922	116.524
2.05.05.01	Adjustments of securities	(113.407)	(336.180)
2.05.05.02	Accumulated translation adjustments	408.330	452.704
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Retained Earnings/(Accumulated losses)	6.161.115	0
2.05.07	Advance for Future Capital Increase	0	0

Page: 7

03.01 - UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3- 01/01/2009 to 03/31/2009	4- 01/01/2009 to 03/31/2009	5- 01/01/2008 to 03/31/2008	6- 01/01/2008 to 03/31/2008
3.01	Gross Operating Revenues	39.982.843	39.982.843	44.861.602	44.861.602
3.02	Sales Deductions	(9.511.004)	(9.511.004)	(11.053.277)	(11.053.277)
3.03	Net Operating Revenues	30.471.839	30.471.839	33.808.325	33.808.325
3.04	Cost of Products and Services Sold	(17.216.584)	(17.216.584)	(19.316.193)	(19.316.193)
3.05	Gross profit	13.255.255	13.255.255	14.492.132	14.492.132
3.06	Operating Expenses	(4.815.768)	(4.815.768)	(4.152.199)	(4.152.199)
3.06.01	Selling	(1.703.698)	(1.703.698)	(1.457.452)	(1.457.452)
3.06.02	General and Administrative	(1.135.209)	(1.135.209)	(1.092.241)	(1.092.241)
3.06.02.01	Management and Board of Directors Remuneration	(1.300)	(1.300)	(1.452)	(1.452)
3.06.02.02	Administrative	(1.133.909)	(1.133.909)	(1.090.789)	(1.090.789)
3.06.03	Financial	(80.543)	(80.543)	95.563	95.563
3.06.03.01	Income	1.727.595	1.727.595	1.441.022	1.441.022
3.06.03.02	Expenses	(1.808.138)	(1.808.138)	(1.345.459)	(1.345.459)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(3.540.405)	(3.540.405)	(2.561.150)	(2.561.150)
3.06.05.01	Taxes	(67.310)	(67.310)	(90.325)	(90.325)
3.06.05.02	Cost of Research and Technological Development	(331.994)	(331.994)	(413.304)	(413.304)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for the Extraction of Crude Oil and Gas	(858.390)	(858.390)	(538.064)	(538.064)
3.06.05.05	Healthcare and Pension Plan	(350.385)	(350.385)	(335.942)	(335.942)
3.06.05.06	Monetary and Foreign Exchange Variations, Net	(682.767)	(682.767)	(260.509)	(260.509)
3.06.05.07	Other Operating Expenses, Net	(1.249.559)	(1.249.559)	(923.006)	(923.006)
3.06.06	Equity Pick-up	1.644.087	1.644.087	863.081	863.081
3.07	Operating Income	8.439.487	8.439.487	10.339.933	10.339.933
3.08	Non-operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0

Page: 8

1 - CODE	2 - DESCRIPTION	3- 01/01/2009 to 03/31/2009	4- 01/01/2009 to 03/31/2009	5- 01/01/2008 to 03/31/2008	6- 01/01/2008 to 03/31/2008
3.09	Income before Taxes/Profit Sharing	8.439.487	8.439.487	10.339.933	10.339.933
3.10	Income Tax and Social Contribution	(1.753.204)	(1.753.204)	(2.715.928)	(2.715.928)
3.11	Deferred Income Tax	(525.320)	(525.320)	(565.034)	(565.034)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Stockholders’ Capital	0	0	0	0
3.15	Net Income for the period	6.160.963	6.160.963	7.058.971	7.058.971
	Number of Shares. Ex-Treasury (Thousands)	8.774.076	8.774.076	4.387.038	4.387.038
	Net Income per Share	0,70218	0,70218	1,60905	1,60905
	Loss per Share

Page: 9

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3- 01/01/2009 to 03/31/2009	4- 01/01/2009 to 03/31/2009	5- 01/01/2008 to 03/31/2008	6- 01/01/2008 to 03/31/2008
4.01	Net Cash - Operating Activities	11.957.308	11.957.308	13.075.432	13.075.432
4.01.01	Cash provided by operating activities	7.069.851	7.069.851	9.063.512	9.063.512
4.01.01.01	Net income for the year	6.160.963	6.160.963	7.058.971	7.058.971
4.01.01.02	Minority interest	0	0	0	0
4.01.01.03	Equity in earnings (losses) of significant investments	(1.642.558)	(1.642.558)	(920.226)	(920.226)
4.01.01.04	Goodwill/discount - Amortization	(1.529)	(1.529)	57.145	57.145
4.01.01.05	Depreciation, exhaustion and amortization	2.146.982	2.146.982	1.774.358	1.774.358
4.01.01.06	Loss on recovery of assets	98.687	98.687	3.196	3.196
4.01.01.07	Write-off of dry wells	473.262	473.262	278.060	278.060
4.01.01.08	Residual value of permanent assets written off	4.537	4.537	36.923	36.923
4.01.01.09	Exchange and monetary variation and charges on financing	(695.812)	(695.812)	210.052	210.052
4.01.01.10	Deferred income and social contribution taxes, net	525.319	525.320	565.033	565.033
4.01.02	Changes in assets and liabilities	4.857.697	4.857.697	3.237.833	3.237.833
4.01.02.01	Accounts receivable	(39.248)	(39.248)	(1.176.627)	(1.176.627)
4.01.02.02	Inventories	(871.606)	(871.606)	(2.515.426)	(2.515.426)
4.01.02.03	Petroleum and alcohol accounts - STN	(3.584)	(3.584)	(1.511)	(1.511)
4.01.02.04	Exchange variation of permanent assets	0	0	0	0
4.01.02.05	Accounts payable to suppliers	(483.970)	(483.970)	328.531	328.531
4.01.02.06	Taxes, fees and contributions	296.595	296.595	(473.670)	(473.670)
4.01.02.07	Project financing obligations	5.002	5.002	105.780	105.780
4.01.02.08	Healthcare and pension plans	248.749	248.749	295.002	295.002
4.01.02.09	Short term operations with subsidiaries and affiliated company	5.705.759	5.705.759	6.675.754	6.675.754
4.01.03	Others	29.760	29.760	774.087	774.087
4.01.03.01	Other assets	(297.644)	(297.644)	210.890	210.890
4.01.03.02	Other liabilities	327.404	327.404	563.197	563.197
4.02	Net Cash - Investment Activities	(10.342.283)	(10.342.283)	(7.244.474)	(7.244.474)
4.02.01	Investments in business segments	(9.737.534)	(9.737.534)	(6.912.606)	(6.912.606)

Page: 10

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3- 01/01/2009 to 03/31/2009	4- 01/01/2009 to 03/31/2009	5- 01/01/2008 to 03/31/2008	6- 01/01/2008 to 03/31/2008
4.02.02	Investments in securities	81.150	81.150	0	0
4.02.03	Other investments	(374.344)	(374.344)	(184.740)	(184.740)
4.02.04	Dividends received	53.416	53.416	207.900	207.900
4.02.05	Undertakings under negotiation	(364.971)	(364.971)	(355.028)	(355.028)
4.03	Net Cash - Financing Activities	2.293.475	2.293.475	1.409.167	1.409.167
4.03.01	Financing and loans, net	1.410.898	1.410.898	(3.673.057)	(3.673.057)
4.03.02	Non standard Credit Rights Investment Fund	893.833	893.833	9.156.060	9.156.060
4.03.03	Dividends paid to shareholders	(11.256)	(11.256)	(4.073.836)	(4.073.836)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	3.908.500	3.908.500	7.240.125	7.240.125
4.05.01	Opening balance of cash and cash equivalents	11.268.314	11.268.314	7.847.949	7.847.949
4.05.02	Closing balance of cash and cash equivalents	15.176.814	15.176.814	15.088.074	15.088.074

Page: 11

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2009 to 03/31/2009 (IN THOUSANDS OF REAIS

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.04	Income / loss for the period	0	0	0	0	6.160.963	0	6.160.963
5.05	Distributions	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	178.398	178.398
5.07.01	Adjustments of marketable securities	0	0	0	0	0	222.773	222.773
5.07.02	Accumulated translation adjustments	0	0	0	0	0	(44.375)	(44.375)
5.07.03	Adjustments from business combinations	0	0	0	0	0	0	0
5.08	Increase / decrease in capital	0	0	0	0	0	0	0
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(152)	0	152	0	0
5.13	Closing balance	78.966.691	514.857	10.132	64.442.783	6.161.115	294.922	150.390.500

Page: 12

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2009 to 03/31/2009 (IN THOUSANDS OF REAIS

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.04	Income / loss for the period	0	0	0	0	6.160.963	0	6.160.963
5.05	Distributions	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	178.398	178.398
5.07.01	Adjustments of marketable securities	0	0	0	0	0	222.773	222.773
5.07.02	Accumulated translation adjustments	0	0	0	0	0	(44.375)	(44.375)
5.07.03	Adjustments from business combinations	0	0	0	0	0	0	0
5.08	Increase / decrease in capital	0	0	0	0	0	0	0
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(152)	0	152	0	0
5.13	Closing balance	78.966.691	514.857	10.132	64.442.783	6.161.115	294.922	150.390.500

Page: 13

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 - Description	3 - 03/31/2009	4 - 12/31/2008
1	Total Assets	304.426.305	292.163.842
1.01	Current Assets	64.234.290	63.575.278
1.01.01	Cash and Cash Equivalents	19.532.364	15.888.596
1.01.01.01	Cash and Banks	2.311.239	2.622.270
1.01.01.02	Short Term Investments	17.221.125	13.266.326
1.01.02	Accounts Receivable, net	14.241.431	14.903.732
1.01.02.01	Customers	14.241.431	14.903.732
1.01.02.01.01	Customers	11.064.823	12.314.354
1.01.02.01.02	Credits with Affiliated Companies	1.068.292	1.003.734
1.01.02.01.03	Other Accounts Receivable	3.568.768	3.085.414
1.01.02.01.04	Allowance for Doubtful Accounts	(1.460.452)	(1.499.770)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	17.957.134	19.977.171
1.01.04	Other	12.503.361	12.805.779
1.01.04.01	Dividends Receivable	16.372	20.101
1.01.04.02	Recoverable Taxes	9.244.555	9.641.247
1.01.04.03	Prepaid Expenses	1.699.911	1.393.879
1.01.04.04	Other Current Assets	1.245.336	1.461.801
1.01.04.05	Marketable Securities	297.187	288.751
1.02	Non-current Assets	240.192.015	228.588.564
1.02.01	Long-Term Assets	23.164.962	21.254.843
1.02.01.01	Credits	7.405.757	6.061.630
1.02.01.01.01	Petroleum and Alcohol Accounts	813.257	809.673
1.02.01.01.02	Marketable Securities	4.295.940	4.066.280
1.02.01.01.03	Investments in Privatization Process	3.228	3.228
1.02.01.01.04	Accounts Receivable, net	2.293.332	1.182.449
1.02.01.02	Credits with Affiliated Companies	160.020	144.073
1.02.01.02.01	With Affiliates	160.020	144.073
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	15.599.185	15.049.140
1.02.01.03.01	Projects Financings	0	0
1.02.01.03.02	Deferred Income Tax and Social Contribution	2.742.176	2.970.881
1.02.01.03.03	Deferred ICMS	2.251.058	1.998.157
1.02.01.03.04	Deferred PASEP/COFINS	5.308.835	4.842.359
1.02.01.03.05	Compulsory Loans - Eletrobras	10	10
1.02.01.03.06	Judicial Deposits	1.894.778	1.853.092
1.02.01.03.07	Advance for Migration - Pension Plan	0	0
1.02.01.03.08	Advance to Suppliers	444.116	453.237
1.02.01.03.09	Prepaid Expenses	1.273.125	1.400.072
1.02.01.03.10	Inventories	305.711	303.929

Page: 14

1 - Code	2 - Description	3 - 03/31/2009	4 - 12/31/2008
1.02.01.03.11	Other Taxes	346.541	426.911
1.02.01.03.12	Other Non-current Assets	1.032.835	800.492
1.02.02	Fixed Assets	217.027.053	207.333.721
1.02.02.01	Investments	5.083.978	5.106.495
1.02.02.01.01	In Affiliates	3.081.064	3.142.773
1.02.02.01.02	In Subsidiaries	0	0
1.02.02.01.03	Other Investments	198.242	92.415
1.02.02.01.06	Negative goodwill - Acquisition Investments	(326.393)	(323.914)
1.02.02.01.07	Goodwill - Acquisition Investments	2.131.065	2.195.221
1.02.02.02	Property, Plant and Equipment	200.826.112	190.754.167
1.02.02.03	Intangible	7.845.878	8.003.213
1.02.02.04	Deferred Charges	3.271.085	3.469.846

Page: 15

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
2	Liabilities and Stockholders' Equity	304.426.305	292.163.842
2.01	Current Liabilities	63.584.421	62.557.161
2.01.01	Loans and Financings	15.025.402	13.274.467
2.01.01.01	Financings	13.846.235	12.451.137
2.01.01.02	Interest on Financings	1.179.167	823.330
2.01.02	Debentures	0	0
2.01.03	Suppliers	15.881.715	17.027.579
2.01.04	Taxes, Contribution and Participation	12.254.415	12.741.382
2.01.05	Dividends Payable	9.631.176	9.914.707
2.01.06	Accruals	4.560.011	4.566.658
2.01.06.01	Payroll and Related Charges	1.883.043	2.016.430
2.01.06.02	Provision for Contingencies	54.000	54.000
2.01.06.03	Pension Plan	725.274	627.988
2.01.06.04	Healthcare benefits plan	524.851	523.714
2.01.06.05	Profit sharing for employees and management	1.372.843	1.344.526
2.01.07	Debts with Subsidiaries and Affiliated Companies	0	0
2.01.08	Other	6.231.702	5.032.368
2.01.08.01	Advances from Customers	710.937	666.107
2.01.08.02	Projects Financings	168.897	188.858
2.01.08.03	Undertakings with transfer of benefits, risks and control of assets	583.644	585.045
2.01.08.04	Deferred Income	6.240	5.929
2.01.08.05	Others	4.761.984	3.586.429
2.02	Non-current Liabilities	93.938.218	88.588.325
2.02.01	Long-term Liabilities	93.938.218	88.588.325
2.02.01.01	Loans and Financings	53.958.613	50.049.441
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	29.251.521	27.827.718
2.02.01.03.01	Healthcare Benefits Plan	10.542.729	10.296.679
2.02.01.03.02	Contingency Accrual	862.424	890.326
2.02.01.03.03	Provision for Pension plan	3.396.309	3.475.581
2.02.01.03.04	Deferred Income Tax and Social Contribution	14.395.998	13.100.459
2.02.01.03.05	Other Deferred Taxes	54.061	64.673
2.02.01.04	Subsidiaries and Affiliated Companies	50.259	49.289
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	10.677.825	10.661.877
2.02.01.06.01	Provision for Dismantling of Areas	6.670.499	6.581.618
2.02.01.06.02	Undertakings with transfer of benefits, risks and control of assets	738.941	804.998
2.02.01.06.03	Deferred Income	1.215.038	1.292.906
2.02.01.06.04	Others Accounts and Expenses Payable	2.053.347	1.982.355
2.03	Deferred Income	0	0
2.04	Minority Interest	2.496.833	2.653.074

Page: 16

1 - Code	2 - DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
2.05	Shareholders equity	144.406.833	138.365.282
2.05.01	Realized capital	78.966.691	78.966.691
2.05.01.01	Paid in Capital	78.966.691	78.966.691
2.05.01.02	Monetary Restatement of Capital	0	0
2.05.02	Capital Reserves	514.857	514.857
2.05.02.01	AFRMM subsidy	0	0
2.05.02.02	Fiscal Incentive - Income Tax	514.857	514.857
2.05.03	Revaluation Reserve	10.132	10.284
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries and Affiliated Companies	10.132	10.284
2.05.04	Revenue Reserves	58.802.089	58.643.049
2.05.04.01	Legal	9.435.985	9.435.985
2.05.04.02	Statutory	899.378	899.378
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Earnings	0	0
2.05.04.05	Retained Earnings	48.466.726	48.307.686
2.05.04.06	Undistributed Dividends	0	0
2.05.04.07	Others Revenue Reserves	0	0
2.05.05	Equity valuation adjustments	297.140	230.401
2.05.05.01	Adjustments of securities	(180.680)	(405.863)
2.05.05.02	Accumulated translation adjustments	477.820	636.264
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Retained Earnings/(Accumulated losses)	5.815.924	0
2.05.07	Advance for Capital Increase	0	0

Page: 17

09.01 - CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.01	Gross Operating Revenues	53.575.408	53.575.408	59.094.624	59.094.624
3.02	Sales Deductions	(10.979.836)	(10.979.836)	(12.259.250)	(12.259.250)
3.03	Net Operating Revenues	42.595.572	42.595.572	46.835.374	46.835.374
3.04	Cost of Products and Services Sold	(25.780.270)	(25.780.270)	(29.516.218)	(29.516.218)
3.05	Gross profit	16.815.302	16.815.302	17.319.156	17.319.156
3.06	Operating Expenses	(7.814.887)	(7.814.887)	(5.918.609)	(5.918.609)
3.06.01	Selling	(1.864.142)	(1.864.142)	(1.558.139)	(1.558.139)
3.06.02	General and Administrative	(1.753.019)	(1.753.019)	(1.552.946)	(1.552.946)
3.06.02.01	Management and Board of Directors Remuneration	(14.585)	(14.585)	(8.515)	(8.515)
3.06.02.02	Administrative	(1.738.434)	(1.738.434)	(1.544.431)	(1.544.431)
3.06.03	Financial	(433.784)	(433.784)	(59.703)	(59.703)
3.06.03.01	Income	783.769	783.769	786.124	786.124
3.06.03.02	Expenses	(1.217.553)	(1.217.553)	(845.827)	(845.827)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(3.392.970)	(3.392.970)	(2.768.199)	(2.768.199)
3.06.05.01	Taxes	(150.874)	(150.874)	(148.997)	(148.997)
3.06.05.02	Cost of Research and Technological Development	(336.212)	(336.212)	(416.852)	(416.852)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for The Extraction of Crude Oil and Gas	(1.011.410)	(1.011.410)	(684.569)	(684.569)
3.06.05.05	Healthcare and Pension Plan	(368.848)	(368.848)	(356.073)	(356.073)
3.06.05.06	Net Monetary and Exchanges Variation	(415.589)	(415.589)	(176.583)	(176.583)
3.06.05.07	Other Operating Expenses, Net	(1.110.037)	(1.110.037)	(985.125)	(985.125)
3.06.06	Equity Pick-up	(370.972)	(370.972)	20.378	20.378
3.07	Operating income	9.000.415	9.000.415	11.400.547	11.400.547
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

Page: 18

1 - Code	2 - DESCRIPTION	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.09	Income before Taxes/Employee profit sharing	9.000.415	9.000.415	11.400.547	11.400.547
3.10	Income Tax and Social Contribution	(2.389.840)	(2.389.840)	(3.228.638)	(3.228.638)
3.11	Deferred Income Tax	(452.734)	(452.734)	(702.409)	(702.409)
3.12	Profit Sharing/ Statutory Contribution	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Stockholders’ capital	0	0	0	0
3.14	Minority Interest	(342.069)	(342.069)	(230.283)	(230.283)
3.15	Net Income/loss for the period	5.815.772	5.815.772	7.239.217	7.239.217
	Number of Shares. Ex-Treasury (Thousands)	8.774.076	8.774.076	4.387.038	4.387.038
	Net income per Share (Reais)	0,66284	0,66284	1,65014	1,65014
	Loss per Share (Reais)

Page: 19

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3- 01/01/2009 to 03/31/2009	4- 01/01/2009 to 03/31/2009	5- 01/01/2008 to 03/31/2008	6- 01/01/2008 to 03/31/2008
4.01	Net Cash - Operating Activities	12.358.805	12.358.805	10.681.285	10.681.285
4.01.01	Cash provided by operating activities	11.770.841	11.770.841	12.372.988	12.372.988
4.01.01.01	Net income for the year	5.815.772	5.815.772	7.239.217	7.239.217
4.01.01.02	Minority interest	342.069	342.069	230.283	230.283
4.01.01.03	Equity in earnings (losses) of significant investments	372.501	372.501	(95.406)	(95.406)
4.01.01.04	Goodwill/discount - Amortization	(1.529)	(1.529)	75.028	75.028
4.01.01.05	Depreciation, exhaustion and amortization	3.203.426	3.203.426	2.566.946	2.566.946
4.01.01.06	Loss on recovery of assets	244.131	244.131	3.196	3.196
4.01.01.07	Write-off of dry wells	561.845	561.845	265.623	265.623
4.01.01.08	Residual value of permanent assets written off	114.092	114.092	509.768	509.768
4.01.01.09	Exchange and monetary variation and charges on financing	665.800	665.800	875.924	875.924
4.01.01.10	Deferred income and social contribution taxes, net	452.734	452.734	702.409	702.409
4.01.02	Changes in assets and liabilities	1.571.709	1.571.709	(1.270.795)	(1.270.795)
4.01.02.01	Accounts receivable	226.626	226.626	(1.063.448)	(1.063.448)
4.01.02.02	Inventories	1.820.736	1.820.736	(1.897.904)	(1.897.904)
4.01.02.03	Petroleum and alcohol accounts - STN	(3.584)	(3.584)	(1.511)	(1.511)
4.01.02.04	Exchange variation of permanent assets	0	0	0	0
4.01.02.05	Accounts payable to suppliers	(997.984)	(997.984)	450.297	450.297
4.01.02.06	Taxes, fees and contributions	335.249	335.249	469.859	469.859
4.01.02.07	Project financing obligations	5.002	5.002	105.780	105.780
4.01.02.08	Healthcare and pension plans	265.201	265.201	330.158	330.158
4.01.02.09	Short term operations with subsidiaries / affiliated companies	(79.537)	(79.537)	335.974	335.974
4.01.03	Others	(983.745)	(983.745)	(420.908)	(420.908)
4.01.03.01	Other assets	(1.593.952)	(1.593.952)	(1.108.030)	(1.108.030)
4.01.03.02	Other liabilities	610.207	610.207	687.122	687.122
4.02	Net Cash - Investment Activities	(14.426.355)	(14.426.355)	(10.761.165)	(10.761.165)
4.02.01	Investments in business segments	(14.092.668)	(14.092.668)	(10.719.507)	(10.719.507)

Page: 20

1 - CODE	2 - DESCRIPTION	3- 01/01/2009 to 03/31/2009	4- 01/01/2009 to 03/31/2009	5- 01/01/2008 to 03/31/2008	6- 01/01/2008 to 03/31/2008
4.02.02	Investments in securities	84.875	84.875	148.520	148.520
4.02.03	Other investments	(436.613)	(436.613)	(226.813)	(226.813)
4.02.04	Dividends received	18.051	18.051	36.635	36.635
4.02.05	Undertakings under negotiation	0	0	0	0
4.03	Net Cash - Financing activities	5.598.333	5.598.333	(1.416.058)	(1.416.058)
4.03.01	Financing and loans, net	5.609.589	5.609.589	2.657.778	2.657.778
4.03.02	Non standard Credit Rights Investment Fund	0	0	0	0
4.03.03	Dividends paid to shareholders	(11.256)	(11.256)	(4.073.836)	(4.073.836)
4.04	Exchange variation on cash and cash equivalents	112.987	112.987	(15.300)	(15.300)
4.05	Increase (decrease) in cash and cash equivalents	3.643.770	3.643.770	(1.511.238)	(1.511.238)
4.05.01	Opening balance of cash and cash equivalents	15.888.594	15.888.594	13.070.848	13.070.848
4.05.02	Closing balance of cash and cash equivalents	19.532.364	19.532.364	11.559.610	11.559.610

Page: 21

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2009 to 03/31/2009 (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.04	Income / loss for the period	0	0	0	0	6.160.963	0	6.160.963
5.05	Distributions	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	(152)	0	152	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	178.398	178.398
5.07.01	Adjustments of marketable securities	0	0	0	0	0	222.773	222.773
5.07.02	Accumulated translation adjustments	0	0	0	0	0	(44.375)	(44.375)
5.07.03	Adjustments from business combinations	0	0	0	0	0	0	0
5.08	Increase / decrease in capital	0	0	0	0	0	0	0
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0		(5.640.694)	(345.191)	2.218	(5.983.667)
5.12.01	Accumulated consolidation adjustments	0	0		(5.640.694)	(345.191)	2.218	(5.983.667)
5.13	Closing balance	78.966.691	514.857	10.132	58.802.089	5.815.924	297.140	144.406.833

Page: 22

11.02 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2009 to 31/03/2009 (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	78.966.691	514.857	10.284	64.442.783	0	116.524	144.051.139
5.04	Income / loss for the period	0	0	0	0	6.160.963	0	6.160.963
5.05	Distributions	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	(152)	0	152	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	178.398	178.398
5.07.01	Adjustments of marketable securities	0	0	0	0	0	222.773	222.773
5.07.02	Accumulated translation adjustments	0	0	0	0	0	(44.375)	(44.375)
5.07.03	Adjustments from business combinations	0	0	0	0	0	0	0
5.08	Increase / decrease in capital	0	0	0	0	0	0	0
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0		(5.985.885)	0	2.218	(5.983.667)
5.12.01	Accumulated consolidation adjustments	0	0		(5.985.885)	0	2.218	(5.983.667)
5.13	Closing balance	78.966.691	514.857	10.132	58.456.898	6.161.115	297.141	144.406.833

Page: 23

FEDERAL PUBLIC SERVICE	(FOR USE BY THE COMPANY FOR CONSULTATION)
BRAZILIAN SECURITY COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	March 31, 2009

00951-2 PETRÓLEO BRASILEIRO S.A.	-	PETROBRAS 33.000.167/0001-01

06.01 - NOTES

1 Presentation of the financial statements

The quarterly information includes the changes in the corporation law introduced by Law 11.638 of December 28, 2007 and Provisional Measure 449 of December 3, 2008, which amended the articles of Law 6.404/76 that referred to the preparation of the financial statements. Therefore, the amounts referring to the first quarter of 2008 were reclassified in order to adjust them to the statements for the current period, thus facilitating comparability, as presented below.

	R$ thousand

	Results from Jan-Mar 2008

	Consolidated	Parent Company

Balances of the quarterly information as of March 31, 2008 prior to the application of Law 11.638/07 and Provisional Measure 449/08	6.925.062	6.751.225

Government subsidies and assistance	181.157	181.157
Financial instruments available for sale	80.058	80.058
Derivative financial instruments	(14.340)	(288)
Contractual commitments with the transfer of benefits, risks and control of assets	18.803	18.803
Effects of the changes in the exchange rates and translation of financial statements	48.477	28.016

	314.155	307.746

Balances of the quarterly information as of March 31, 2008 adjusted for purposes of comparability	7.239.217	7.058.971

At march 31, 2008, on the Shareholder’s equity the effects of the adoption of the new Law, on the January 1st, 2008, net from fiscal effects, when applicable, were disclosure at December 31, 2008.

The goodwill originating from expectations of future results, arising from acquisition of other companies will no longer be amortized as from fiscal year 2009, due to what is established in CPC 13 - Initial Adoption of Law 11.638/07 and Provisional Measure 449/08, and is subject to impairment testing. In the first quarter of 2008 the amount recorded under this heading was R$ 68.040 thousand in the Parent Company and R$ 148.040 thousand in the Consolidated statements.

The authorization for conclusion of the preparation of these financial statements took place in the Board of Directors' meeting held on May 11, 2009.

Page: 24

1.1 Transitory Tax Regime

The amounts presented in the Quarterly Information as of March 31, 2009 take into consideration the adoption of the Transitory Tax Regime by the Company as permitted by Provisional Measure 449/08, the purpose of which is to maintain the fiscal neutrality of the changes in the Brazilian corporation law introduced by Law 11.638/07. The definitive option for the Transitory Tax Regime will be manifested later in the year at the time of delivery of the corporate economic and tax information return (DIPJ). The temporary tax effects generated on account on applying the Transitory Tax Regime, when applicable, are computed and presented in Deferred income and social contribution taxes.

2 Significant accounting policies

2.1 Accounting estimates

In the preparation of the financial statements it is necessary to use estimates for certain assets, liabilities and other transactions. Accordingly, the Company's financial statements include a number of estimates with respect to the selection of the useful lives of property, plant and equipment, of the intangible assets and the market value of financial instruments, provisions for contingent liabilities, the calculation of the provisions for income tax and other similar provisions.

2.2 Effects of changes in exchange rates and translation of financial statements

The Company’s Management has defined that its functional currency is the Real in accordance with the rules established in CPC 02, approved by CVM Resolution 534/08.

The adoption of CPC 02 changed the following procedures:

a) The exchange variations on investments in subsidiaries and affiliated companies with a functional currency different from the parent company are now recorded in shareholders' equity as an accumulated translation adjustment and are transferred to the statement of income upon realization of the investments.

Until fiscal year 2007, this exchange variation affected the results for the year, as an equity adjustment.

b) The income statements of invested companies in a stable economic environment with a functional currency different from the parent company are now translated by the monthly average exchange rate, and the other items of shareholders' equity are now translated at the historic rate.

Until fiscal year 2007, the exchange rate at year-end was used for translation of these items.

Page: 25

2.3 Intangible assets

The CPC 04 defines the accounting treatment to be given to intangible assets that are not specifically covered by other pronouncements.

The Company already presented its intangible assets in accordance with CVM Resolution 488/05, of October 3, 2005.

Goodwill from expectations of future profitability resulting from the acquisition of a controlling interest (subsidiaries and jointly controlled subsidiaries) is now presented as intangible assets and the goodwill resulting from acquisition of interests in affiliated companies continues to be presented in investments.

As from fiscal year 2009 this goodwill will no longer be amortized for the term of the projections that determined them, due to what is established in CPC 13 - Initial Adoption of Law 11.638/07 and Provisional Measure 449/08, and will be subject to impairment testing. In the first quarter of 2008 the amount recorded under this heading was R$ 68.040 thousand in the Parent Company and R$ 148.040 thousand in the Consolidated statements.

2.4 Disclosures regarding related parties

The Company increased the disclosure of transactions and balances with related parties, in notes to the financial statements, due to CPC 05.

2.5 Contracts with transfer of benefits, risks and control of assets

The CPC 06 establishes procedures for accounting and disclosure of transactions where there are contractual commitments, with and without transfer of benefits, risks and control of assets.

In 2008 the Company began to record the rights that have as their objects tangible assets intended for the maintenance of the Company's activities resulting from operations that transferred the benefits, risks and control of these assets, as well as their correlated liabilities, in its property, plant and equipment at their fair value or, if lower, at the present value of the minimum payments of the contract.

Until fiscal year 2007, these operations were addressed as costs/expenses for affreightments, leasing or providing services.

Page: 26

2.6 Government subsidies and assistance

The CPC 07 establishes that tax incentives resulting from governmental donations or subsidies for investments, received as from January 1, 2008, are recognized as revenue during the period, compared with the expenses that it intends to offset on a systematic basis, which is applied in Petrobras in the following way:

Subsidies with re-investments: in the same proportion as the depreciation of the asset;

Direct subsidies related to the exploration profit: directly in the results.

The amounts allocated in the statement of income will be distributed to the Tax Incentive Reserve.

The balances of the capital reserves referring to donations and subsidies for investments at December 31, 2007 will be held in shareholders' equity until their total use, as established in Law 6.404/76.

2.7 Transaction costs and premiums on issuing securities

The CPC 08 establishes the accounting treatment applicable to the recognition, valuation and disclosure of the transaction costs incurred and the premiums received in the process of raising capital through issuing equity titles and/or instruments of indebtedness.

In 2008 the Company began to presents equity titles and instruments of indebtedness at the amount received, i.e. net of the transaction costs, discounts and premiums incurred.

2.8 Adjustment to present value

The CPC 12 establishes the basic requisites to be observed when applying the adjustment to present value to the valuation of assets and liabilities, resulting from long term operations and significant short-term operations. The Company already adopted this procedure for the significant transactions.

Page: 27

2.9 Financial instruments

The CPC 14 establishes principles for the recognition and valuation of financial assets and liabilities and some purchase and sales agreements for non-financial items and for the disclosure of derivative financial instruments.

With the adoption of CPC 14 the following changes were made:

Cash flow hedges began to be recorded in the balance sheet at their fair value, when they are classified as effective hedge, with effects on shareholders' equity, and later reclassified to the statement of income when the transaction that is hedged has an impact on the results. Until fiscal year 2007, these operations were recorded in the statement of income upon their financial settlement.

The derivative financial instruments used for hedge against changes in prices of oil and oil products began to be marked to market during their periods of effectiveness, with impacts in the financial results. Until fiscal year 2007, these adjustments were recorded in the statement of income upon their financial settlement.

The adjustment to market value of the securities available for sale began to be presented in shareholders' equity until their settlement, when it will be transferred to the statement of income. Until fiscal year 2007, these adjustments impacted the results for the year.

2.10 Corporate investments

In accordance with Provisional Measure 449/08, the investments in affiliated companies over which management has significant influence, and in other companies which are part of the same group or under common control, will be valued by the equity accounting method. No material effects on this item were identified.

Until fiscal year 2007, the equity accounting method was applied only for material investments in affiliated companies in which management had an influence, or in which management had interests of 20% or more in the capital.

2.11 Deferred assets

Provisional Measure 449/08 extinguished deferred assets, but permits maintaining the balance of December 31, 2008, which will continue to be amortized, over a period of up to 10 years, subject to impairment testing.

Page: 28

2.12 Deferred Income

Deferred income was extinguished as from fiscal year 2008, as a result of the amendment to Law 6.404/76 by Provisional Measure 449/08. However, the balance were reclassified to non-current liabilities - deferred income.

The discounts resulting from expectations of deferred income were reclassified, in the consolidated financial statements, to non-current liabilities.

2.13 Revaluation reserve

Law 11.638/07 does not allow new voluntary revaluations of property, plant and equipment.

The Company opted to maintain the balance of the respective revaluation reserves at December 31, 2007 until their total realization.

2.14 Non operating income and expenses

Non-operating income and expenses were extinguished as from financial year 2008, due to the amendments to Law 6.404/76 by Provisional Measure 449/08. However, the balances resulting from the disposal and write-off of assets of a permanent nature were reclassified to other operating income and expenses, while the balances resulting from capital gains and losses in investments were reclassified to results from interests in investments.

Page: 29

3 Cash and cash equivalents

	R$ thousand

	Consolidated		Parent Company

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Cash and banks	2.311.239	2.622.270	424.094	394.220
Interest earning bank deposits
- In Brazil
Exclusive investment funds:
. Interbank deposit	5.554.016	1.454.268	4.165.962	7.696
. Government bonds	3.636.752	3.492.197
. Credit rights			6.557.452	6.338.839
Financial investment funds:
. Exchange	125.540	2.223
. Interbank deposit	1.800.835	1.685.713
Other	524.889	237.519	313.115	85.247

	11.642.032	6.871.920	11.036.529	6.431.782

- Abroad
. Time deposit	3.234.476	4.005.280	2.860.065	3.989.814
. Fixed interest security	2.344.617	2.389.126	856.126	452.498

	5.579.093	6.394.406	3.716.191	4.442.312

Total financial investments	17.221.125	13.266.326	14.752.720	10.874.094

Total cash and cash equivalents	19.532.364	15.888.596	15.176.814	11.268.314

The interest earning bank deposits in Brazil have immediate liquidity and comprise quotas in exclusive funds, whose proceeds are invested in federal government bonds and financial derivative operations, executed by the managers of the funds, with US dollar future contracts and interbank deposits (DI) guaranteed by the Brazilian Futures and Commodities Exchange (BM&F). The exclusive funds do not have material financial obligations and are limited to the obligations of daily adjustments of the positions on the BM&F, audit services, service fees related to the custody of assets and execution of financial operations and other administrative expenses. Financial investment balances are recorded at cost, plus accrued income, which is recognized proportionally up to the balance sheet date at amounts not exceeding their respective market values.

Page: 30

At March 31, 2009, the Parent Company had amounts invested in the Petrobras System's non-standard credit investment fund (FIDC-NP). This investment fund is intended predominantly for acquiring performing and/or non-performing credit rights from operations carried out by companies in the Petrobras System, and aims at optimizing the financial management of the cash of the Parent company and its subsidiaries. Petrobras consolidates the FIDC-NP in its financial statements. The assignments of credit rights recorded in the current liabilities of the Parent Company in the amount of R$ 6.658.362 thousand (R$ 5.764.529 thousand at December 31, 2008) were offset in the Consolidated statements with the amounts invested in the FIDC-NP. The investments in government bonds in the FIDC-NP are recorded under cash and cash equivalents (Consolidated) according to their respective realization terms.

At March 31, 2009 and December 31, 2008, the Company and its subsidiary PifCo had amounts invested abroad in an investment fund that held, among other, debt securities of companies of the Petrobras System and a Specific Purpose Entity related mainly to CLEP and Malhas projects, equivalent to R$ 10.960.228 thousand and R$ 10.746.751 thousand, respectively. This amount refers to the consolidated companies and was offset against the balance of financing in current and non-current liabilities.

4 Trade accounts receivable, net

	R$ thousand

	Consolidated		Parent Company

	03.31.2009	12.31.2008	03.31.2009		12.31.2008

Trade accounts receivable
Third parties	14.665.026	14.273.886	3.185.868		3.550.726
Related parties (Note 5.1)	1.228.312	1.198.572	98.398.229	(*)	103.132.237	(*)
Other	3.568.771	3.571.698	2.997.315		2.604.743

	19.462.109	19.044.156	104.581.412		109.287.706

Less: allowance for doubtful accounts	(2.767.326)	(2.813.902)	(279.731)		(291.265)

	16.694.783	16.230.254	104.301.681		108.996.441

Less: non-current trade accounts
receivable, net	(2.453.352)	(1.326.522)	(90.772.301)		(91.626.391)

Short-term accounts receivable, net	14.241.431	14.903.732	13.529.380		17.370.050

(*)
Does not include the balances of the dividends receivable of R$ 998.693 thousand as of March 31, 2009 (R$ 987.986 thousand as of December 31, 2008), reimbursements receivable of R$ 1.218.172 thousand as of March 31, 2009 (R$ 1.143.898 thousand as of December 31, 2008) and Credit Assignment Investment Fund of R$ 5.929.329 thousand as of March 31, 2009 (R$ 5.816.275 thousand as of December 31, 2008).

Page: 31

	R$ thousand

Change in allowance for	Consolidated		Parent Company

doubtful accounts	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Balance on January 1	2.813.902	2.509.121	291.265	202.692
Additions (*)	21.749	320.482	1.977	99.315
Write-offs (**)	(68.325)	(15.701)	(13.511)	(10.742)

Balance at December 31	2.767.326	2.813.902	279.731	291.265

Current	1.460.452	1.499.770	279.731	291.265
Non-current	1.306.874	1.314.132

(*)	Includes exchange variation gain of allowance for doubtful accounts recorded in companies abroad.
(**)	Includes exchange variation loss of allowance for doubtful accounts recorded in companies abroad.

5 Related parties

Petrobras carries out commercial transactions with its subsidiaries and special purpose entities under normal market conditions. The transactions for the purchase of oil and oil products carried out by Petrobras with its subsidiary PifCo have longer settlement terms due to the fact that this is one of the main activities for which PifCo was created. The passing on of prepayments for exports and the raising of capital on the international market are carried out at the same rates as those obtained by the subsidiary. The earnings and/or charges in connection with other transactions, especially intercompany loans, are established based on normal market conditions and/or in accordance with specific legislation.

The allowance for doubtful accounts is recorded, when applicable, based on an analysis of the amounts receivable and in an amount considered sufficient to cover probable losses on the realization of the accounts receivable. At March 31, 2009 and December 31, 2008, losses are not expected on the realization of these accounts receivable.

Page: 32

5.1 Assets

	R$ thousand

	PARENT COMPANY

	CURRENT ASSETS			NON-CURRENT ASSETS

	Accounts receivable, mainly for sales	Cash and cash equivalents	Dividends receivable	Advance for future capital increase	Amounts related to the construction of a gas pipeline	Loans	Other operations	Reimbursement receivable	TOTAL ASSETS

SUBSIDIARIES (*)
Petroquisa	10.913		15.435						26.348
BR Distribuidora	1.051.858		504.026			229.566			1.785.450
Gaspetro	816.188		180.784	348.029	922.708	13.666			2.281.375
PifCo	3.612.289					55.126.556	27.802		58.766.647
PNBV	24.246			11.386			9.206		44.838
Downstream	169.725					381.519			551.244
Transpetro	328.517		249.021						577.538
PIB-BV Netherlands	270.911						86.087		356.998
Brasoil	13.653					31.680.897	5.000		31.699.550
BOC	137					396.578	173		396.888
Refinaria Abreu e Lima	872			370.300					371.172
Ipiranga Asfaltos	16.345					49.882			66.227
Petrobras Comercializadora de Energia Ltda	64.577		25.742						90.319
Petrobras Biocombustível S.A.				66.182					66.182
Thermoelectric power plants	341.132		23.083	126.302		257.010			747.527
Other subsidiaries	77.798		602				11		78.411

	6.799.161		998.693	922.199	922.708	88.135.674	128.279		97.906.714
SPECIFIC PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN	414.285							70.517	484.802
Nova Transportadora do Sudeste - NTS	453.923							34.871	488.794
Transportadora Urucu Manaus - TUM	200.693								200.693
PDET Off Shore	61.390							1.024.054	1.085.444
Cayman Cabiúnas Investment								88.602	88.602
Fundo de Investimento em Direitos Creditórios (**)	(628.123)	6.557.452							5.929.329
Other jointly controlled subsidiaries	69.330							128	69.458

	571.498	6.557.452						1.218.172	8.347.122
AFFILIATED COMPANIES	290.587								290.587

03/31/2009	7.661.246	6.557.452	998.693	922.199	922.708	88.135.674	128.279	1.218.172	106.544.423
12/31/2008	11.437.671	6.338.839	987.986	500.530	907.863	89.550.219	130.731	1.143.898	110.997.737

(*) Includes its subsidiaries and jointly controlled subsidiaries.
(**) Includes R$ 88.515 thousand in prepaid expenses.

Page: 33

Interest rates for active loans

	R$ thousand

Index	March 09	December 08

TJLP + 5% p.a.	53.448	54.587
LIBOR + 1 to 3% p.a.	87.204.031	88.577.145
1.70% p.a.	381.519	415.665
101% of CDI	239.666	240.780
14.5% p.a.	83.271	85.658
IGPM + 6% p.a.	173.739	176.384
Other rates

	88.135.674	89.550.219

Bolivia-Brazil gas pipeline

The section of the Bolivia-Brazil gas pipeline in Bolivia is property of the company Gás Transboliviano S.A. (GTB), in which Gaspetro holds a minority interest (11%).

A US$ 350 million turnkey contract for the construction of the Bolivian section of the pipeline was entered into with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), which was subsequently passed on to GTB, and it will be paid off in the form of transport services over 12 years, starting in January 2000.

At March 31, 2009 the balance of the rights to future transport services, on account of costs already incurred in the construction up to that date, plus interest 10,7% p.a., is R$ 541.475 thousand (R$ 560.369 thousand at December 31, 2008 ), of which R$ 407.731 thousand is classified in long term receivables as an advance to suppliers (R$ 416.745 thousand at December 31, 2008) which includes the amount of R$ 139.428 thousand (R$ 141.530 thousand at December 31, 2008) related to the anticipated acquisition of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG), a subsidiary of Gaspetro. At March 31, 2009, Petrobras' total receivable from TBG for management, forwarding of costs and financing related to the construction of the gas pipeline and the anticipated acquisition of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO) was R$ 922.708 thousand (R$ 907.862 thousand at December 31, 2008), and is classified under long-term assets as accounts receivable, net.

Page: 34

5.2 Liabilities

	R$ thousand

	PARENT COMPANY

	CURRENT LIABILITIES						NON-CURRENT LIABILITIES

	Suppliers, mainly for purchases of oil and oil products	Advances from clients	Affreightment of Platforms	Contractual commitments with transfer of benefits, risks and control of assets	Assigned receivables flow - FIDC	Other operations	Contractual commitments with transfer of benefits, risks and control of assets	Loans	Other operations	TOTAL ASSETS

SUBSIDIARIES (*)
Petroquisa	(29.556)					(27)				(29.583)
BR Distribuidora	(241.648)	(18.534)							(100.863)	(361.045)
Gaspetro	(585.736)	(191.645)								(777.381)
PifCo	(58.548.165)	(182.466)							(728.258)	(59.458.889)
PNBV	(418.079)	(8.694)	(1.625.428)							(2.052.201)
Downstream	(80.303)									(80.303)
Transpetro	(734.179)					(50)				(734.229)
PIB-BV Netherlands	(362.360)	(8.171)				(5)				(370.536)
Brasoil	(21.663)	(1.111)	(49.625)							(72.399)
Thermoelectric power plants	(389.240)			(13.879)			(656.543)			(1.059.662)
Other subsidiaries	(10.189)									(10.189)
	(61.421.118)	(410.621)	(1.675.053)	(13.879)		(82)	(656.543)		(829.121)	(65.006.417)
SPECIFIC PURPOSE ENTITIES
PDET Offshore				(266.603)		(200.333)	(1.778.788)			(2.245.724)
Nova Transportadora do Nordeste - NTN				(699.321)			(928.257)			(1.627.578)
Nova Transportadora do Sudeste - NTS				(948.130)			(921.715)			(1.869.845)
Cayman Cabiunas Investiment Co.				(148.300)			(179.334)			(327.634)
Cia Locadora de Equipamentos Petrolíferos				(892.672)			(2.518.497)			(3.411.169)
Companhia Petrolífera Marlim				(245.834)			(332.548)			(578.382)
Charter Development LLC				(336.535)			(3.744.500)			(4.081.035)
Barracuda Caratinga Leasing Co BV				(975.728)			(226.494)			(1.202.222)
Gasene Participações S/A	(9.130)			(170.339)			(1.249.524)			(1.428.993)
Credit Rights Investment Fund					(6.658.362)					(6.658.362)
Other jointly controlled subsidiaries				(11.688)		(5.978)				(17.666)
	(9.130)	0	0	(4.695.150)	(6.658.362)	(206.311)	(11.879.657) 0		0	(23.448.610)
AFFILIATED COMPANIES	(72.720)	(11.329)						(47.276)		(131.325)

03/31/2009	(61.502.968)	(421.950)	(1.675.053)	(4.709.029)	(6.658.362)	(206.393)	(12.536.200)	(47.276)	(829.121)	(88.586.352)
12/31/2008	(56.782.638)	(3.567.680)	(1.433.066)	(5.068.182)	(5.764.259)	(212.371)	(12.654.967)	(46.261)	(1.054.267)	(86.583.691)

Page: 35

5.3 Results

	R$ thousand

	PARENT COMPANY

	Results

	Operating	Net financial	Exchange and
	income, mainly	income	monetary	TOTAL
	from sales	(expenses)	variations, net	RESULTS

SUBSIDIARIES (*)
Petroquisa	76.618		454	77.072
BR Distribuidora	11.334.375	(2.686)	14.212	11.345.901
Gaspetro	919.808	(690)	(4.581)	914.537
PifCo	2.767.882	64.246	(455.212)	2.376.916
PNBV			17.342	17.342
Downstream	644.841	1.534	(36.546)	609.829
Transpetro	119.921		7.021	126.942
PIB-BV Netherlands	24.466		(2.004)	22.462
Brasoil		421.273	(278.954)	142.319
BOC		8.061	(4.824)	3.237
ALVO	680.129			680.129
Ipiranga Asfaltos	42.080	1.425		43.505
Petrobras Comercializadora Energia Ltda	76.130		726	76.856
Thermoelectric power plants	17.050	(14.872)	9.115	11.293
Other subsidiaries	44.637		(5)	44.632

	16.747.937	478.291	(733.256)	16.492.972
SPECIFIC PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN		(26.680)	28.942	2.262
Nova Transportadora do Sudeste - NTS		(26.519)	31.159	4.640
Companhia Petrolífera Marlim		(26.861)		(26.861)
Cia. Locadora de Equipamentos Petrolíferos		(129.711)		(129.711)
PDET Offshore		(132.096)		(132.096)
Charter Development LLC		(72.440)	38.144	(34.296)
Cayman Cabiunas Investiment Co.		(8.866)	3.994	(4.872)
Gasene Participações S/A	19.187	6.143		25.330
Credit Rights Investment Fund		192.716		192.716
Other jointly controlled subsidiaries		(10.021)	9.785	(236)

	19.187	(234.335)	112.024	(103.124)

AFFILIATED COMPANIES	1.494.295	(1.015)	39	1.493.319

03/31/2009	18.261.419	242.941	(621.193)	17 883.167
03/31/2008	18.957.296	(119.847)	(138.282)	18.699.167

(*) Includes its subsidiaries and jointly controlled subsidiaries

Page: 36

5.4 Guarantees obtained and granted

Petrobras has a policy of granting guarantees to its subsidiaries for certain financial operations carried out abroad.

The guarantees offered by Petrobras are made based on contractual clauses that support the financial operations between the subsidiaries and third parties, guaranteeing the purchase of the debt in the event of default on the part of the subsidiaries.

At March 31, 2009 and December 31, 2008, the financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances to be settled:

	R$ thousand

Date of maturity	2009					2008

of the operation	Brasoil	PNBV	PifCo	PIB BV	Total	Total

2009		1.840.584	104.184		1.944.768	2.068.245
2010	200.170		752.440		952.610	1.004.429
2011		1.098.794	2.885.550		3.984.344	1.684.860
2012		1.071.938			1.071.938	1.103.064
2013		196.792	866.373		1.063.165	1.073.176
2014		787.168	1.833.326		2.620.494	2.645.169
2015 onwards		4.646.714	14.373.085	694.560	19.714.359	16.679.468

	200.170	9.641.990	20.814.958	694.560	31.351.678	26.258.411

In conformity with Decree 4.543/2002, which established the special customs regime for exporting and importing assets intended for research activities and exploitation of oil and natural gas deposits (Repetro), Petrobras has been importing and exporting equipment and material under this regime. The benefit for these operations made via Repetro is the temporary suspension of federal taxes for the period in which the aforementioned materials and equipment remain in Brazil. A competent surety, signed by third parties, as a way of guaranteeing the payment of the suspended taxes, is required.

The competent sureties are being granted by Petrobras Distribuidora S/A - BR and Petrobras Gás S/A – Gaspetro and the remuneration charged is fixed at 0,30% p.a. on the amount of federal taxes that are suspended.

Page: 37

At March 31, 2009 and December 31, 2008, the annual expenses incurred by Petrobras for obtaining the competent sureties were:

	R$ thousand

	March -09	December -09

BR	5.068	21.582
Gaspetro		1.297

Total	5.068	22.879

5.5 Transactions with government entities and pension funds

The Company is controlled by the Federal Government and carries out various transactions with government entities in the normal course of its operations.

Significant transactions with government entities and pension fund resulted in the following balances:

	R$ thousand

	Consolidated

	03.31.2009		12.31.2008

	Assets	Liabilities	Assets	Liabilities

Petros (Pension fund)		297.839		479.581
Banco do Brasil S.A.	1.376.303	6.130.780	750.798	5.100.281
BNDES		10.788.448		10.726.041
Caixa Econômica Federal	416	3.615.883	1.669	3.617.670
Federal government - Proposed dividends		3.286.631		3.193.964
Deposits tied to legal proceedings (CEF and BB)	1.626.134	85.873	1.581.541	82.489
Petroleum and alcohol account - Federal government credits	813.257		809.673
Government bonds	7.783.284		7.412.913
Others	605.709	383.806	730.158	589.065

	12.205.103	24.589.260	11.286.752	23.789.091

Current	5.439.487	7.918.194	4.782.062	7.366.018
Non-current	6.765.616	16.671.066	6.504.690	16.423.073

Page: 38

The balances are classified in the Balance Sheet as follows:

		R$ thousand
		Consolidated
	03.31.2009		12.31.2008
	Assets	Liabilities	Assets	Liabilities
Assets
Current:	5.439.487		4.782.062

Cash and cash equivalents	4.934.973		4.168.488
Trade accounts receivable, net	64.358		62.305
Other current assets	440.156		551.269

Non-current:	6.765.616		6.504.690

Petroleum and alcohol account - STN	813.257		809.673
Deposits in court	1.625.024		1.580.435
Advance for pension plan	0
Marketable securities	4.168.445		3.941.889
Other long-term realized assets	158.890		172.693

Liabilities
Current:		7.918.194		7.366.018

Financing		3.332.616		2.617.666
Proposed dividends		4.020.430		3.949.365
Other current liabilities		565.148		798.987

Non-current:		16.671.066		16.423.073

Financing		16.523.272		16.278.387
Other non-current liabilities		147.794		144.686

	12.205.103	24.589.260	11.286.752	23.789.091

5.6 Remuneration of the Company's key personnel

The total remuneration for short-term benefits for the Company's key personnel during the first quarter of 2009 was R$ 1.591 thousand (R$ 1.559 thousand in the first quarter of 2008), referring to seven officers and eight board members.

Page: 39

6 Inventories

	R$ thousand

	Consolidated		Parent company

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Products:
Oil products (*)	5.354.929	5.587.327	4.342.377	3.993.002
Alcohol (*)	675.219	598.382	343.794	281.180

	6.030.148	6.185.709	4.686.171	4.274.182

Raw materials, mainly crude oil (*)	6.482.945	8.363.429	5.454.570	5.297.904
Maintenance materials and supplies (*)	3.436.294	3.362.265	2.986.010	2.865.459
Advances to suppliers	1.752.712	1.654.610	1.686.313	1.609.257
Others	560.746	715.087	70.120	105.096

Total	18.262.845	20.281.100	14.883.184	14.151.898

Current	17.957.134	19.977.171	14.577.473	13.847.969
Non-current	305.711	303.929	305.711	303.929

(*) Includes imports in transit.

7 Petroleum and alcohol accounts - STN

In order to settle accounts with the Federal Government, pursuant to Provisional Measure 2.181, of August 24, 2001, after providing all the information required by the National Treasury Department (STN), Petrobras is seeking to settle the remaining differences between the parties.

At March 31, 2009, the balance of the account was R$ 813.257 thousand (R$ 809.673 thousand at December 31, 2008) and this can be settled up by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance for the settling of accounts or through offsetting against other amounts that Petrobras may be owing the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

Page: 40

8 Marketable securities

	R$ thousand

	Consolidated		Parent company

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Available for sale	3.996.469	3.773.133	3.801.004	3.589.343
Trading	109.917	132.178
Held until maturity	486.741	449.720	8.486	8.419

	4.593.127	4.355.031	3.809.490	3.597.762

Less: current portion of securities	297.187	288.751

Long-term portion of securities	4.295.940	4.066.280	3.809.490	3.597.762

The securities, classified as long-term, are composed as follows:

		R$ thousand
	Consolidated		Parent company
	03.31.2009	12.31.2008	03.31.2009	12.31.2008

NTN-B	4.001.504	3.778.198	3.801.004	3.589.343
B Certificates	117.921	119.032
Other	176.515	169.050	8.486	8.419

	4.295.940	4.066.280	3.809.490	3.597.762

The Series B National Treasury Notes (NTN-B) were given as a guarantee to Petros, on October 23, 2008, after signing the Financial Commitment Agreement entered into between Petrobras and subsidiaries that are sponsors of the Petros Plan, unions and Petros, for settling of obligations with the pension plan. The face value of the NTN-B is indexed to the variation of the Amplified Consumer Price Index - IPCA. The coupon interest will be paid half-yearly at the rate of 6% p.a. of the updated nominal value of these papers and their maturities are in 2024 to 2035. At March 31, 2009, the balances of the NTN-B are updated in accordance with their market value, based on the average price disclosed by the National Association of Open Market Institutions - ANDIMA.

The B certificates were received by Brasoil on account of the sale of platforms in 2000 and 2001, with half-yearly maturities until 2011 and yielding interest equivalent to Libor plus 0,70% p.a. to 4,25% p.a.

Page: 41

9 Project financing

Petrobras carries out projects jointly with Brazilian and international finance agents and companies in the petroleum and energy sector for the purpose of making feasible the investments needed in the business areas in which the Company operates.

Considering that the project financing is made feasible through Special Purpose Entities (SPE), the activities of which are essentially controlled by Petrobras, the expenditure incurred by the Company on the projects being negotiated or already negotiated with third parties is classified in the consolidated financial statements as non-current assets - Property, plant and equipment.

9.1 Specific purpose entities

a) Project financing

Project / Estimated investment	Purpose	Main guarantees	Current stage

Barracuda and Caratinga US$ 3,1 billion
To make the development of the production of the Barracuda and Caratinga fields, in the Campos Basin viable. SPE Barracuda e Caratinga Leasing Company B.V. (BCLC) is in charge of setting up all the assets (wells, submarine equipments and production units) required for the project. It is also the owner of them.
		Guarantee provided by Brasoil to cover BCLC's financial needs.	Operating.

Marlim US$ 1,5 billion	Consortium with Companhia Petrolífera Marlim (CPM), which provides Petrobras with the submarine equipment for petroleum production in the Marlim field.	70% of the production of the field limited to 720 days.	Operating. See note 28.5 on the purchase option of MarlimPar by Petrobras.

NovaMarlim US$ 834 million
Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which provides submarine equipment for petroleum production and reimburses operating costs arising from operating and maintenance the field assets through an advance already made to Petrobras.
		30% of the production of the field limited to 720 days.	Operating.

CLEP US$ 1,25 billion
Companhia Locadora de Equipamentos Petrolíferos (CLEP) provides, for the use of Petrobras, assets linked to petroleum production located in the Campos Basin, through a lease agreement for a period of 10 years, at the end of which Petrobras will have the right to acquire the shares of the SPE or the project's assets.
		Lease prepayments, in the event the revenue is not sufficient to meet obligations with financiers.	Operating.

PDET	PDET Offshore S.A. is the owner of the project’s assets and its objective is to improve the infrastructure for transference	All the project's assets.	Operating.

Page: 42

Project / Estimated investment	Purpose	Main guarantees	Current stage

US$ 1,18 billion	of the oil produced in the Campos Basin to the refineries in the Southeast Region and for exporting. These assets were leased to Petrobras until 2019.

Malhas US$ 1,11 billion
A consortium between Transpetro, Transportadora Associada de Gás (TAG), Nova Transportadora do Sudeste (NTS)and Nova Transportadora do Nordeste (NTN). NTS and NTN contribute to the consortium through setting up assets related to the transport of natural gas. TAG (a company fully owned by Gaspetro)provides assets that were already built previously. Transpetro contributes as an operator of the gas pipelines.
		Prepayments based on transport capacity to cover any eventual consortium cash shortages.	The Campinas-Rio and Catu-Carmópolis sections are in operation.

Modernization of Revap US$ 1,2 billion
The objective of this project is to increase the heavy oil processing capacity of the Henrique Lage Refinery (Revap), bringing the diesel it produces into line with new Brazilian specifications and reducing pollution emission levels. To do this, the SPE, Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI was created, which will build and lease to Petrobras a delayed coking plant, a coke naphtha hydro-treatment unit and the related units to be installed in this refinery. The Executive Committee has authorized an increase of US$ 300 million in the investment.
		Prepayments of leasing to cover any eventual cash shortages of CDMPI.	In the stage of setting up the assets.

Cabiúnas US$ 850 million Consolidated in the leasing agreement
Project with the object of increasing the transport capacity for the Campos Basin gas production. Cayman Cabiunas Investment Co. Ltd. (CCIC) provides the assets to Petrobras under an international lease agreement.
		Pledge of 10.4 billion m3 of gas.	Operating.

Gasene US$ 3 billion
Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines for transport of natural gas with a total length of 1,4 thousand kilometers and a transport capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in the state of Bahia.
Pledge of credit rights. Pledge of the shares of the SPE.
Long-term financing was signed with BNDES in December 2007 in an amount equivalent to R$ 4,51 billion, including funds transferred from the China Development Bank (CDB) in the amount of US$ 750 million. A loan was obtained from the BB Fund SPC of up to R$ 800 million for construction of the gas pipeline with the issuing of US$ 210 million in promissory notes in October 2006 and US$100 million in December 2008. The first segment of the Gasene project, the Cabiúnas-Vitóriagas pipeline, entered into operation on November 10, 2008. The second segment, the Cacimbas-Catugas pipeline, is in the construction stage.

Page: 43

Project / Estimated investment	Purpose	Main guarantees	Current stage

Marlim Leste (P-53) US$ 1,8 billion
To develop the production of the Marlim Leste field, Petrobras will use a stationary production unit, P-53, which will be chartered from Charter Development LLC. The bare boat charter agreement will be executed for a period of 15 years as from the date of signing.
		All the project's assets will be given in guarantee.	The project entered into operation at the end of November 2008.

Other (Albacora, Albacora/Petros and PCGC) US$ 495,5 million		Ownership of the assets or payment of an additional lease in the event the revenue is not sufficient to meet obligations with financiers.	Operating.

Page: 44

b) Project financing in progress

Project / Estimated investment	Purpose	Main guarantees	Current stage

Amazônia US$ 1,4 billion
Construction of 385 km of gas pipeline between Coari and Manaus, and 285 kilometers of LPG pipeline between Urucu and Coari, both of which are under the responsibility of Transportadora Urucu Manaus S.A.; and the construction of a 488 MW thermal electric power station through Companhia de Geração Termelétrica Manauara S.A.
Pledge of credit rights. Pledge of the shares of the SPE.
Long-term financing in the amount of R$ 2,49 billion was signed with BNDES in December 2007. A loan has been obtained from BB Fund SPC of up to R$ 1 billion, fully represented by issuing promissory notes. The LPG pipeline and the gas pipeline are in the construction stage, while the Aparecida and Mauá branch lines are in the contracting stage.

Mexilhão US$ 756 million
Construction of a platform (PMXL-1)for production of natural gas in the Mexilhão and Cedro fields in the Santos Basin, which will be held by Companhia Mexilhão do Brasil (CMB), which will be responsible for obtaining the funds needed to build the platform. After it has been built, PMXL-1will be leased to Petrobras, which holds the concession for exploration and production in the aforementioned fields.
Pledge of credit rights. Pledge of the shares of the SPE.
Obtaining of short term funding in an amount up to US$ 566 million, through issuing promissory notes acquired by the BB Fund.
Obtaining of short-term financing from BNDES in the amount of R$528 million in December 2008.
Building of assets in progress.

9.2 Reimbursements receivable and Undertakings under negotiation

The balance receivable, net of advances received, referring to the costs incurred by Petrobras on account of projects already negotiated with third parties, is classified in non-current assets as Project financing and is broken down as follows:

	R$ thousand

	Parent Company

Projects	03.31.2009	03.31.2008
Cabiúnas	752.926	752.926
PDET	1.024.054	953.794
Malhas-Nordeste	93.377	96.353
Malhas-Sudeste	79.380	78.645
Other	128	128

Total	1.949.865	1.881.846

Advances	(731.693)	(737.948)

Total net reimbursements receivable	1.218.172	1.143.898

Undertakings under negotiation (*)	1.128.221	895.395

Total project financing	2.346.393	2.039.293

(*) Comprises the expenses already incurred by Petrobras on projects for which partners have not been specified.

Page: 45

9.3 Project financing obligations

		R$ thousand
		Parent company
	Project	03.31.2009	12.31.2008

PDET Offshore S.A.	PDET	200.333	200.333
NovaMarlim Petróleo S.A.	NovaMarlim	5.978	11.957

Total		206.311	212.290

a) PDET Project

PDET Offshore S.A. passed R$ 1.198.357 thousand on to Petrobras as an advance for the future sale of assets and reimbursement of expenses incurred by Petrobras. In December 2007, Petrobras gave a contract with Consórcio Norberto Odebrecht Engenharia S.A. (CNO) to PDET Offshore S.A in the total amount of R$ 998.024 thousand. This left Petrobras with the balance of R$ 200.333 thousand, classified under current liabilities as Project financing.

b) NovaMarlim Project

NovaMarlim Petróleo S.A. provided funding for the project, the balance of which, net of operating expenses already incurred by Petrobras is around R$ 2.108.557 thousand (R$ 2.102.579 thousand at December 31, 2008) and transferred assets of around R$ 49.465 thousand, reached R$ 5.978 thousand (R$ 11.957 thousand at December 31, 2008) classified under current liabilities as Project financing.

9.4 Accounts payable related to consortiums

	R$ thousand

	Parent company

	03.31.2009	12.31.2008

Nova Marlim Petróleo	24.540
Cia. Petrolífera Marlim	153.679	115.515
Fundação Petrobras de Seguridade Social - Petros	15.642	73.343

Total	193.861	188.858

Petrobras maintains consortium agreements for the purpose of supplementing the development of oil field production, for which the balance payable to consortium partners at March 31, 2009, totaled R$ 193.861 thousand (R$ 188.858 thousand at December 31, 2008), classified under current liabilities as Project financing.

Page: 46

10 Deposits in court

The judicial deposits in court are presented according to the nature of the corresponding lawsuits:

	R$ thousand

	Consolidated		Parent company

	03.31.2009	03.31.2008	03.31.2009	03.31.2008

Labor	618.316	608.383	589.382	581.623
Tax (*)	908.938	895.430	659.294	659.053
Civil (*)	358.434	339.508	326.588	298.944
Other	9.090	9.771	2.851	2.758

Total	1.894.778	1.853.092	1.578.115	1.542.378

(*) Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

Other information

• Search and apprehension of ICMS/tax substitution considered not to be due.

In the period from 2000 to 2001, Petrobras was sued in the courts of the States of Goiás, Tocantins, Bahia, Pará, Maranhão and the Federal District, by petrol distribution companies under the supposed allegation that it did not pass on to the state governments the tax on circulation of goods and services (ICMS) withheld by law on the sale of fuels.

Of the total amount of these lawsuits, approximately R$ 80.159 thousand was effectively withdrawn from the Company's accounts, through legal decisions of advance relief. On appeal, these judicial rulings of advance relief were annulled.

Petrobras, with the support of the state and federal authorities, in addition it to succeeding in stopping the execution of other withdrawals, is making every possible effort to obtain reimbursement of the amounts that have been unduly withdrawn from its accounts.

The current position of our legal advisers is that there is no expectation of future disbursements for the Company under these proceedings.

• Other restricted deposits

The courts have blocked other amounts due to labor grievances that totaled R$ 28.117 thousand at March 31, 2009 (R$ 34.767 thousand at December 31, 2008), classified under non-current assets as restricted deposits.

Page: 47

11 Investments

11.1 Information on subsidiaries, jointly controlled subsidiaries and affiliated companies

	R$ thousand

	03.31.2009	12.31.2008

Subsidiaries:
Petrobras Distribuidora S.A. - BR	7.456.187	7.139.944
Petrobras Gás S.A. - Gaspetro	5.010.918	4.088.640
Petrobras Netherlands B.V. - PNBV	3.472.475	2.882.200
Termorio S.A.	2.865.565	2.811.810
Petrobras Transporte S.A. - Transpetro	2.052.779	1.832.850
Petrobras Química S.A. - Petroquisa	1.657.627	1.656.090
Braspetro Oil Services Company - Brasoil	1.407.238	1.421.877
Termomacaé Ltda	833.503	832.510
Refinaria Abreu e Lima S.A.	668.576	474.859
Alvo Distribuidora de Combustíveis Ltda	637.047	634.060
Downstream Participações Ltda.	319.461	168.835
Petrobras Comercializadora de Energia Ltda. - PBEN	239.648	242.996
FAFEN Energia S.A.	231.505	219.074
Sociedade Fluminense de Energia Ltda. - SFE	216.649	183.279
Termoceará Ltda.	210.706	200.754
Baixada Santista Energia Ltda.	209.495	198.512
Usina Termelétrica de Juiz de Fora S.A.	153.030	148.106
Termobahia S.A.	55.795	0
Ipiranga Asfalto S.A.	39.915	40.860
Petrobras Negócios Eletrônicos S.A. - E-Petro	23.817	23.674
Petrobras Biocombustível S.A.	19.721	40.010
Cordoba Financial Services GmbH	188	281
Comperj Participações S.A.	1	0
Comperj Petroquimicos Básicos S.A.	1	0
Comperj PET S.A.	1	0
Comperj Estirênicos S.A.	1	0
Comperj MEG S.A.	1	0
Comperj Poliolefinas S.A.	1	0
Goodwill/discounts in subsidiaries	(255.311)	(256.840)

	27.526.540	24.984.381

Jointly controlled subsidiaries
Termoaçu S.A.	505.373	503.200
Ibiritermo S.A.	94.238	90.428
UTE Norte Fluminense S.A.	59.126	55.740
Brasil PCH S.A.	58.755	59.339
Breitener Energética S.A.	45.279	45.582
Cia Energética Manauara S.A.	13.871	12.489
Brasympe Energia S.A.	13.561	14.392
Other companies	16.214	38.117

	806.417	819.287

Affiliated companies
Quattor Participações S.A.*	438.127	489.131
UEG Araucária Ltda.	132.051	132.383
Energética Camaçari Muricy I Ltda	19.456	21.284
Arembepe Energia S.A.	13.565	13.565
Other companies	6.968	4.183
Goodwill/discounts in affiliated companies	1.692.453	1.692.453

	2.302.620	2.352.999

Other investments	149.951	150.280

	30.785.528	28.306.947

* New name of Dapean Participações S.A., after the merger of Fasciatus Participações S.A.

Page: 48

11.2 Consolidated investments

	R$ thousand

	03.31.2009	03.31.2008

Affiliated companies
Braskem	878.516	911.311
Quattor Participações S.A.	549.282	613.228
Petroritupano - Orielo	414.351	409.054
Petrowayu - La Concepción	303.618	269.821
Petrokariña - Mata	132.196	121.657
UEG Araucária Ltda.	129.449	129.781
Ciesa	107.087	114.240
Refinor	82.542	90.390
Copergás - Cia Pernambucana de Gás	76.001	77.274
Deten Química S.A.	71.471	67.183
OCP	62.517	63.690
Inv. Mata	59.093	58.500
Petrovenbras - Acema	52.511	53.015
Oldelval	48.409	52.365
GTB - Gás Transboliviano S.A.	24.254	24.254
Energética Camaçari Muricy S.A.	19.456	21.284
Coroil	15.503	14.137
Other affiliated companies	54.808	51.589

	3.081.064	3.142.773

Goodwill/discount
Subsidiaries	(326.393)	(323.914)
Affiliated companies	2.131.065	2.195.221

	1.804.672	1.871.307

Other investments	198.242	92.415

	5.083.978	5.106.495

Changes in goodwill/discount:

	R$ thousand

	Consolidated	Parent company

Balance of goodwill/discount at 12/31/2008	944.448	1.435.613

Amortization of goodwill	(2.479)
Amortization of discount	1.529	1.529
Transfer	(1.529)
Other (*)	(70)

Balance of goodwill/discount at 03/31/2009	941.899	1.437.142

(*) Includes exchange variation on balances of companies abroad

In the parent company, the balance of the discount in the amount of R$ 256.507 thousand is recorded in investments and in the consolidated statements the amount of R$ 58.464 thousand is presented as deferred income in non-current liabilities.

Page: 49

11.3 Investments in listed companies

We present below the investments in publicly-held companies with shares traded on the stock market:

	Lot of a thousand shares			Quotation on stock exchange (R$ per share)		Market value R$ thousand

Company	03.31.2009	12.31.2008	Type	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Subsidiaries
Pepsa (**)		1.249.717	ON		1,50		1.874.576
Pesa (*)	678.396	229.729	ON	2,33	4,40	1.580.663	1.010.808

						1.580.663	2.885.384

Affiliated companies

Braskem	59.014	59.014	ON	4,50	5,57	265.563	328.708
Braskem	62.965	62.965	PNA	4,81	5,55	302.862	349.456
Quattor Petroquímica	51.111	51.111	PN	7,00	8,40	357.777	429.332

						926.202	1.107.496

(*)	These shares due not include Pepsa’s interest.
(**)
On January 1, 2009 Petrobras Energia Participaciones S.A. (PEPSA) was taken over by its subsidiary Petrobras Energia S.A. (PESA), which changed its company name to Petrobras Argentina S.A. (PAR). This corporate restructuring is subject to approval by the Argentine government.

The market value of these shares does not necessarily reflect the realizable value of a representative lot of shares.

11.4 Other information

a) New investments abroad

a.1) In Chile

On April 30, 2009, Petrobras, through its wholly owned subsidiaries Petrobras Venezuela Investments & Services B.V e Petrobras Participaciones, S.L., located in the Netherlands and Spain, respectively, concluded the process for the acquisition of the distribution and logistics businesses of ExxonMobil in Chile, with the payment of approximately US$ 400 million.

Page: 50

With this acquisition, Petrobras has guaranteed its participation in the Chilean fuel distribution market with a network of around 230 service stations, an interest in six distribution terminals, four of which are its own and two of which are joint ventures, and a 22% interest in the company Sociedad Nacional de Oleodutos and a 33,3% interest in the company Sociedad de Inversiones de Aviación.

b) Ipiranga Group

On March 18, 2007, Ultrapar, on its own behalf, with the intervention and consent of Braskem S.A and PETROBRAS, based on a commission agreement entered into between them, acquired the control of the companies of the Ipiranga Group.

The operation was duly reported to the Brazilian System for Defense of Competition (SBDC), and as this was correct, on May 16, 2007, the Administrative Council for Economic Defense (CADE) issued LFRV 009/2007, approving the Agreement for Preservation of Reversibility of the Transaction (APRO), in which PETROBRAS and Ultrapar undertook to implement a governance structure that permitted the separation of the strategic and trading activities from the distribution assets, a commitment that implied establishing the company Alvo Distribuidora de Combustíveis Ltda.

On December 17, 2008 CADE definitively approved the acquisition of the distribution assets and asphalt assets of the Ipiranga Group by Petrobras, conditioned to the signing of and complete compliance with the Performance Commitment Agreement entered into by Petrobras and Alvo, thus making the immediate, direct management of these assets possible.

Due to these favorable results, Petrobras began the process of transferring the assets represented by the companies IASA and Alvo to Petrobras Distribuidora.

On March 6, 2009, the Board of Directors of Petrobras and BR Distribuidora authorized the transfer of the interests in Alvo and IASA, through a capital increase corresponding to the net equity of these companies.

On April 9, 2009, the Special General Shareholders' Meeting of BR Distribuidora approved the proposed capital increase in the amount of R$ 670,966 thousand, thus concluding the process for transfer of Alvo and IASA, which became subsidiaries of BR Distribuidora.

The receipt of the assets of Refino, acquired from the Ipiranga Group, was also finalized in March 2009 with the effective delivery of the shares of Refinaria de Petróleo Riograndense S.A. belonging to Petrobras and Braskem.

Page: 51

The delivery of the shares occurred concomitantly with the Refinery's capital increase through the subscription and consequent payment for new shares by Petrobras, Braskem and Ultrapar, in order to equalize the corporate interests between these companies. On March 18, 2009 a shareholders' agreement was executed between Petrobras, Ultrapar and Braskem, in which the governance rules for making the joint control and management between the signatories viable, were established.

c) Braskem Investment Agreement

On November 30, 2007 an investment agreement was entered into between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, in which it was agreed that the petrochemical assets held by Petrobras and Petroquisa would be transferred to Braskem, which would permit Petrobras and Petroquisa to increase their share in the voting capital of Braskem to 30% and in the total capital to 25%.

The petrochemical assets involved in the transaction were: (i) 37,3% of the voting and total capital of Copesul; (ii) 40% of the voting and total capital of Ipiranga Petroquímica S.A. (IPQ), a wholly owned subsidiary of Ipiranga Química (IQ); (iii) 40% of the voting and total capital of IQ; (iv) up to 100% of the voting and total capital of Petroquímica Triunfo (Triunfo); and (v) 40% of the voting and total capital of Petroquímica Paulínia (PPSA).

On May 14, 2008 an Addendum to the Investment Agreement was signed, which divided the operation for integration into two stages. The first stage was carried out on May 30, 2008, when Petrobras and Petroquisa integrated into Braskem their interests of 36,5% in Copesul, 40% in IQ and 40 % in PPSA, therefore, now holding 30% of the voting capital and 23,1% of the total capital of Braskem.

With the implementation of the first stage, Petrobras, Petroquisa, Odebrecht and Norquisa, with the intervention of Braskem, on May 30, 2008, executed a new agreement with the shareholders of Braskem, extending the governance levels and enabling greater participation by Petrobras in the decision making process, where Petrobras now indicates three members for the Board of Directors as well as representatives for all the advisory committees to the Board.

The transaction established in the investment agreement was approved on July 9, 2008, by CADE.

Continuing the process for integration of the assets, on September 11, 2008, IPQ took over 100% of the total capital of Copesul and on September 30, Braskem took over 100% of the total capital of IPQ and PPSA, which became operating units.

On December 22, 2008 Braskem cancelled treasury shares corresponding to 6.251.744 registered common shares (ON), 10.389.665 registered preferred class A shares (PNA) and 209.248 registered preferred class B shares (PNB), and thus Petroquisa now holds 31,0% of the voting capital and 23,8% of the total capital of Braskem.

Page: 52

Initiating the implementation of the second stage, on April 7, 2009 Braskem and Petroquímica Triunfo (Triunfo) executed a protocol and justification for merger of Triunfo by Braskem, through which Braskem takes over the net assets of the equity of Triunfo and will also succeed in all its rights and obligations, through issuing Braskem's preferred A class shares to the shareholders of Triunfo.

The merger also received the necessary corporate approvals of Petroquisa and Petrobras, direct and indirect parent companies, respectively, of Triunfo.

On May 5, 2009, the Special General Shareholders' Meeting of Triunfo S.A. approved the merger of the aforementioned company by Braskem, in the terms of the Protocol and Justification for merger executed on April 7, 2009. Upon conclusion of the transaction Petroquisa will hold 31,0% of the voting capital and 25,4% of the total capital of Braskem.

d) Creation of companies of the Rio de Janeiro petrochemical complex (COMPERJ)

On February 5, 2009, Petrobras, in continuation with the implementation of the Rio de Janeiro Petrochemical Complex (COMPERJ), established six (6) joint stock companies in Rio de Janeiro, as follows:

• Comperj Participações S.A.: a specific purpose entity that will hold the interests of Petrobras in the producing companies of COMPERJ;

• Comperj Petroquímicos Básicos S.A.: A company producing Basic Petrochemicals;

• Comperj PET S.A.: A company producing PTA/PET;

• Comperj Estirênicos S.A.: A company producing styrene;

• Comperj MEG S.A.: A company producing glycol ethylene and ethylene oxide; and

• Comperj Poliolefinas S.A.: A company producing polyolefines (PP/PE).

At first, Petrobras will hold 100% of the total and voting capital of these companies, when the implementation of the integration and relationship model of the companies of COMPERJ will be made. This model seeks to capture the synergies arising from locating a number of companies in the same production site. The assets, obligations and rights related to COMPERJ will be transferred to these companies by Petrobras at an opportune moment.

With the forming of these companies, Petrobras is initiating the preparation stage of the project for the entry of potential partners.

Page: 53

12 Property, plant and equipment

12.1 By business segment (1)

	R$ thousand

	Consolidated

	03.31.2009			12.31.2008

	Cost	Accumulated depreciation	Net	Net

Exploration and production	162.602.071	(55.154.445)	107.447.626	102.289.658
Supply	58.382.824	(19.495.481)	38.887.343	35.844.947
Distribution	5.597.707	(2.386.273)	3.211.434	3.192.563
Gas and energy	34.167.625	(5.240.527)	28.927.098	27.024.526
International	32.435.119	(12.486.407)	19.948.712	20.084.131
Corporate	3.587.526	(1.183.627)	2.403.899	2.318.342

	296.772.872	(95.946.760)	200.826.112	190.754.167

(1) It includes assets arising from contracts that transfer the benefits, risks and and control, as follows:

	R$ thousand

	Consolidated				Parent company

	03.31.2009			12.31.2008	03.31.2009			12.31.2008

	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net

Exploration and production	2.137.479	(999.663)	1.137.816	1.171.423	18.022.879	(6.175.796)	11.847.083	12.013.387
Supply	517.476	(184.399)	333.077	340.272
Distribution	80.653	(7.386)	73.267	74.046
Gas and energy					6.002.067	(647.593)	5.354.474	5.404.165

	2.735.608	(1.191.448)	1.544.160	1.585.741	24.024.946	(6.823.389)	17.201.557	17.417.552

Page: 54

12.2 By type of asset

		R$ thousand

		Consolidated

		31.03.2009			31.12.2008

	Estimated
	useful life		Accumulated
	in years	Cost	depreciation	Net	Net

Buildings and improvements	25 to 40	9.724.748	(3.112.288)	6.612.460	6.267.055
Equipment and other assets	3 to 30	125.395.206	(57.093.890)	68.301.316	64.145.157
Land		1.060.807		1.060.807	1.138.720
Material		6.866.368	-	6.866.368	6.034.143
Advances to suppliers		4.698.222	-	4.698.222	5.189.735
Expansion projects		62.894.579	-	62.894.579	59.238.898
Petroleum and gas exploration and
production development costs (E&P)		86.132.942	(35.740.582)	50.392.360	48.740.459

		296.772.872	(95.946.760)	200.826.112	190.754.167

		R$ thousand

		Parent company

		31.03.2009			31.12.2008

	Estimated
	useful life		Accumulated
	in years	Cost	depreciation	Net	Net

Buildings and improvements	25 to 40	5.692.295	(1.637.069)	4.055.226	3.731.538
Equipment and other assets	3 to 30	72.444.541	(37.946.955)	34.497.586	34.122.523
Land		407.824		407.824	478.350
Material		5.387.214		5.387.214	4.579.142
Advances to suppliers		1.627.305		1.627.305	1.602.179
Expansion projects		40.445.018		40.445.018	36.977.682
Petroleum and gas exploration and
production development costs (E&P)		68.639.112	(29.393.881)	39.245.231	37.715.678

		194.643.309	(68.977.905)	125.665.404	119.207.092

The equipment and facilities for petroleum and gas production, related to the respective developed wells are appreciated according to the monthly volume of production in relation to the proven and developed reserves of each producing field. The straight line method is used for assets with a useful life shorter than the life of the field or for assets that are linked to fields in various stages of production. Other equipment and assets not related to petroleum and gas production are appreciated according to their estimated useful life.

Page: 55

Material expenses incurred with programmed stoppages for maintenance of the industrial units and ships, which includes spare parts, dismantling and assembly services, amongst others, are recorded in Property, plant and equipment.

These stoppages occur in programmed periods, on average every four years, and the respective expenses are depreciated as a production cost until the beginning of the following stoppage.

12.3 Petroleum and gas exploration and production development costs

	R$ thousand

	Consolidated		Parent company

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Capitalized expenditure	86.132.942	83.883.258	68.639.112	66.557.820
Accumulated depreciation	(34.537.945)	(34.081.244)	(28.306.482)	(27.885.150)
Amortization of abandonment expenses	(1.202.637)	(1.061.555)	(1.087.399)	(956.992)

Net investment	50.392.360	48.740.459	39.245.231	37.715.678

Expenditure on exploration and development of petroleum and gas production is recorded according to the successful efforts method. This method establishes that the development costs of the production wells and the successful exploration wells, linked to economically viable reserves, are capitalized, while the geology and geophysics costs are considered expenses for the period in which they occur and the cost of dry exploration wells and the costs linked to non-commercial reserves should be recorded in the income statement when they are thus identified.

Capitalized costs and related assets, rights and concessions are reviewed annually, field by field, in order to identify possible losses on recovery based on the estimated future cash flow.

Capitalized costs are depreciated using the method of units produced in relation to the proven, developed reserves. These reserves are estimated by the Company's geologists and petroleum engineers according to international standards and are reviewed annually or when there are indications of material changes.

In accordance with the accounting practice that has been adopted, based on SFAS Pronouncement 143 – Accounting for Asset Retirement, issued by the Financial Accounting Standards Boards (FASB), the future liability for abandonment of wells and dismantling the production area is stated at its present value, discounted at a risk free rate and is fully recorded at the time of the declaration of commercial viability of each field, as part of the costs of the related assets (property, plant and equipment) as a balancing item to the provision recorded in liabilities that will bear these expenses.

Page: 56

The expense with the interest incurred on the provision for the liability, in the amount of R$ 77.816 thousand in the period from January to March 2009, is classified as Operating expenses - expenses with prospecting and drilling for extracting oil (item 3.06.05.04 of the Income Statement - Interim Financial Statements - Parent company).

12.4 Depreciation

The depreciation for the first quarter of 2009 and 2008 is presented as follows:

	R$ thousand

	Consolidated		Parent company

	Jan-Mar 2009	Jan-Mar 2008	Jan-Mar 2009	Jan-Mar 2008

Portion absorbed in the costing:
Of assets	1.775.963	1.357.793	1.072.776	814.157
Of exploration and production expenses	885.301	515.949	678.068	480.260
Capitalized/provisioned cost for abandonment of wells	140.027	198.986	140.037	196.133

	2.801.291	2.072.728	1.890.881	1.490.550

Portion recorded directly in the statement of income	229.584	309.190	121.950	166.091

	3.030.875	2.381.918	2.012.831	1.656.641

12.5 Decrease to recoverable value of assets

When applying the reduction test to the recoverable value of assets, the carrying value of an asset or a cash generating unit is compared with its recoverable value. The recoverable value is the higher value between the net sales value of an asset and its value in use. Considering the particularities of the Company's assets, the recoverable value used for valuing the test of reduction to recoverable value is the value in use, except when specifically indicated.

This use value is estimated based on the present value of future cash flows, resulting from the Company's best estimates. The cash flows arising from continuous use of the related assets are adjusted by the specific risks and use the pre-tax discount rate. This rate is derived from the structured post-tax rate in the weighted average cost of capital (WACC). The main assumptions of the cash flows are: prices based on the last strategic plan published, production curves associated with existing products in the Company's portfolio, market operating costs and investments needed for carrying out the projects.

There were no losses through devaluation of assets in 2009.

Page: 57

12.6 Litigations abroad

a) In the United States - P-19 and P-31

On July 25, 2002, Braspetro Oil Service Company (Brasoil) and Petrobras won related lawsuits filed with the US Lower Courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company since 1997. A court decision by the Federal Court of the Southern District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective receipt related to the performance bond, totaling approximately US$ 370 million. However, an appeal filed by the insurance companies removed the obligation by the insurance companies with respect to payment of the fine, legal fees and costs, thus reducing the amount of the indemnity to US$ 245 million.

On July 21, 2006, the US Court handed down an executive decision, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian Courts, which the parties proceeded to do.

b) In London - P-36

In relation to the sinking of Platform P-36 in 2001, in the contracts related to the building of the platform, Brasoil and Petrobras, in accordance with a mechanism agreed to contractually, are obliged to deposit the compensation in the event of a claim in favor of a Security Agent for payment to the creditors. Litigation filed by creditors of part of these payments, which Brasoil and Petrobras understand to be their rights, is in progress in the London Courts.

At the current stage of the litigation, Petromec, the contractual party involved, filed a claim against Brasoil and Petrobras in the amount of US$ 154 million, plus interest, on September 29, 2008. The defense for Brasoil and Petrobras should be filed in May 2009. The hearing of Petromec's claim should take place in 2010.

c) Other litigation for indemnification

In the construction/conversion of ships into vessels for FPSO and FSO, Brasoil transferred financial resources in the amount of US$ 627 million, equivalent to R$ 1.451.849 thousand at March 31, 2009 (R$ 1.460.583 thousand at December 31, 2008) directly to its suppliers and subcontractors, with the aim of avoiding delays in the construction/conversion of vessels and, consequently, losses to Brasoil.

Page: 58

Based on the opinions of Brasoil's legal advisers, these expenditures are liable to reimbursement by the constructors, which is the reason why litigations for financial indemnification were filed in international courts. However, conservatively, the portion of this balance not covered by real guarantees, in the amount of US$ 555 million, equivalent to R$ 1.285.058 thousand at March 31, 2009 (R$ 1.292.223 thousand at December 31, 2008) is recorded as an allowance for doubtful accounts.

12.7 Devolution of exploration areas to ANP

During the first quarter of 2009, Petrobras returned to the National Agency of Petroleum, Natural Gas and Biofuels (ANP) the rights to:

• The exploration titles for the Potiguar Terra Basin: BT-POT-51 (block POT-T-447) and BT-POT-59 (blocks POT-T-650, POT-T-651, POT-T-696 and POT-T-697) - total devotion of the blocks;

• The exploration titles for the Recôncavo Terra Basin: BT-REC-24 (blocks REC-T-66, REC-T-67, REC-T-77 and REC-T-103), BT-REC-29 (block BT-REC-126) - total devolution of the blocks;

• The exploration titles for the Sergipe Terra Basin: BT-SEAL-4 (blocks SEAL-T-357 and SEAL-T-371), BT-SEAL-13 (block SEAL-T-419) and BT-SEAL-18 (block SEAL-T-461) - to the devolution of the blocks;

• The exploration concession of the Espírito Santo Basin: BT-ES-28 (blocks ES-T-107, ES-T-108 and ES-T-125) - total devolution of the blocks;

• The exploration titles for the Santos Basin: BM-S-42 (block S-M-237) - total devolution of the block.

12.8 Devolution to ANP of fields in the production stage operated by Petrobras

During the first quarter of 2009, Petrobras returned to the National Agency of Petroleum, Natural Gas and Biofuels - ANP the rights to fields in the production stage.

Page: 59

13 Intangible assets

13.1 By business segment

	R$ thousand

	Consolidated

	03.31.2009			12.31.2008

	Cost	Accumulated amortization	Net	Net

Exploration and production	2.089.320	(310.359)	1.778.961	1.792.716
Supply	298.245	(100.548)	197.697	192.578
Distribution	1.282.216	(591.390)	690.826	692.249
Gas and energy	377.616	(42.109)	335.507	335.072
International	5.368.692	(1.619.915)	3.748.777	3.866.964
Corporate	2.021.445	(927.335)	1.094.110	1.123.634

	11.437.534	(3.591.656)	7.845.878	8.003.213

13.2 By type of asset

	R$ thousand

	Consolidated

		Software

	Rights and Concessions	Acquired	Developed internally	Goodwill from expectations of future profitability	Total

Balance at December 31, 2007	3.828.871	466.223	1.236.959		5.532.053

Addition	1.102.797	154.864	398.416	27.158	1.683.235
Write-off	(87.772)	(74.426)	(473)	(9.438)	(172.109)
Transfers	8.886	(25.257)	(5.764)	1.221.814	1.199.679
Amortization	(196.263)	(131.053)	(278.864)	(118.257)	(724.437)
Impairment - formation				(384.431)	(384.431)
Accumulated translation adjustment	630.059	43.639		195.525	869.223

Balance at December 31, 2008	5.286.578	433.990	1.350.274	932.371	8.003.213

Addition	9.092	13.848	67.794	-	90.734
Write-off	(15.403)	(74)	(32)	-	(15.509)
Transfers	(1.271)	7.229	(5.473)	3.438	3.923
Amortization	(68.127)	(39.683)	(67.156)	-	(174.966)
Impairment - formation	-	-	-	-	-
Accumulated translation adjustment	(58.366)	(1.670)	-	(1.481)	(61.517)

Balance at March 31, 2009	5.152.503	413.640	1.345.407	934.328	7.845.878

Estimated useful life - years	25	5	5	Not defined

Page: 60

	R$ thousand

	Parent Company

		Software

				Goodwill from
				expectations of
	Rights and		Developed	future
	Concessions	Acquired	internally	profitability	Total

Balance at December 31, 2007	1.655.632	197.171	1.221.872		3.074.675

Addition	98.927	80.951	389.542	27.158	596.578
Write-off	(43.858)	(86)	(473)		(44.417)
Transfers	(640)	(8.968)	(450)	553.853	543.795
Amortization	(2.200)	(75.309)	(278.864)	(32.542)	(388.915)
Impairment - formation
Accumulated translation adjustment

Balance at December 31, 2008	1.707.861	193.759	1.331.627	548.469	3.781.716

Addition	3.219	4.552	65.817		73.588

Write-off	(14.208)		(10)		(14.218)
Transfers	(348)	(269)	(34)		(651)
Amortization	(499)	(22.156)	(67.131)		(89.786)
Impairment - formation					-

Accumulated translation adjustment					-

Balance at March 31, 2009	1.696.025	175.886	1.330.269	548.469	3.750.649

Estimated useful life - years	25	5	5	Not defined

The expenditure with rights and concessions that include, mainly, the signature bonds corresponding to the offers for obtaining a concession for petroleum or natural gas exploration, are recorded at the cost of acquisition, adjusted, when applicable, to their recovery value and amortized by the produced unit method with respect to the total proven reserves. In addition, software, trademarks and patents are also included in this group, amortized according to the straight-line method for their estimated useful life.

Page: 61

14 Financing

	R$ thousand

	Consolidated

	Current		Non-current

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Abroad
Financial institutions	9.149.845	8.216.007	18.323.660	17.144.130
Bearer bonds - Notes, Global Notes
and Global Step-up Notes	817.013	740.483	16.118.482	12.989.912
Trust Certificates - Senior/Junior	158.618	159.719	717.086	762.432
Other	240.625	253.346	231.520	233.700

Subtotal	10.366.101	9.369.555	35.390.748	31.130.174

In Brazil
Export Credit Notes	1.505.012	578.559	3.061.148	3.367.472
Banco Nacional de Desenvolvimento Econômico
e Social - BNDES	1.215.868	1.137.540	7.720.440	7.642.362
Debentures	387.524	328.590	3.654.347	3.740.615
FINAME - Earmarked for construction of Bolivia-
Brazil gas pipeline	103.923	99.475	241.791	244.967
Bank Credit Certificate	9.949	11.735	3.605.934	3.605.934
Advance on export contracts (ACC)	1.369.193	1.614.543
Other	67.832	134.470	284.205	317.917

Subtotal	4.659.301	3.904.912	18.567.865	18.919.267

	15.025.402	13.274.467	53.958.613	50.049.441

Interest on financing	(1.179.167)	(823.330)

Principal	13.846.235	12.451.137
Current portion of the financing in
non-current liabilities	(9.446.610)	(8.541.232)

Total short-term financing	4.399.625	3.909.905

Page: 62

	R$ thousand

	Parent company

	Current		Non-current

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Abroad
Financial institutions	388.866	423.041	1.038.621	1.186.744

Subtotal	388.866	423.041	1.038.621	1.186.744

In Brazil
Export Credit Notes	1.505.012	578.559	3.061.148	3.367.472
Banco Nacional de Desenvolvimento Econômico
e Social - BNDES
Debentures	234.066	175.858	2.999.456	3.056.412
FINAME - Earmarked for construction of Bolivia-
Brazil gas pipeline	100.839	96.427	237.748	240.002
Bank Credit Certificate	9.949	11.735	3.605.934	3.605.934
Advance on export contracts (ACC)	1.186.083	1.179.159
Other	16.320	41.377

Subtotal	3.052.269	2.083.115	9.904.286	10.269.820

	3.441.135	2.506.156	10.942.907	11.456.564

Interest on financing	(476.521)	(229.334)

Principal	2.964.614	2.276.822
Current portion of the financing in
non-current liabilities	(1.807.014)	(1.108.321)

Total short-term financing	1.157.600	1.168.501

Page: 63

14.1 Maturities of the principal and interest of the financing in non-current liabilities

	R$ thousand

	03.31.2009

	Consolidated	Parent company

2010	6.603.585	1.666.311
2011	13.172.916	7.108.436
2012	5.232.786	1.873.258
2013	4.142.452	188.938
2014 onwards	24.806.874	105.964

Total	53.958.613	10.942.907

14.2 Interest rates of the financing in non-current liabilities

	R$ thousand

	Consolidated		Parent company

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Abroad
Up to 6%	23.331.946	21.952.589	833.163	924.473
From 6 to 8%	8.558.666	5.361.720	205.458	262.271
From 8 to 10%	3.047.897	3.207.172
From 10 to 12%	141.912	245.882
More than 12%	310.327	362.811

	35.390.748	31.130.174	1.038.621	1.186.744

In Brazil
Up to 6%	2.556.961	2.630.226	237.748	240.002
From 6 to 8%	762.145	769.745
From 8 to 10%	5.656.449	5.563.772	334.713	367.966
From 10 to 12%	2.819.897	2.840.893	2.664.743	2.688.447
More than 12%	6.772.413	7.114.631	6.667.082	6.973.405

	18.567.865	18.919.267	9.904.286	10.269.820

	53.958.613	50.049.441	10.942.907	11.456.564

Page: 64

14.3 Balances per currencies in non-current liabilities

	R$ thousand

	Consolidated		Parent company

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

US dollars	35.102.559	30.516.815	956.599	1.043.814
Yen	2.795.885	3.211.342	319.769	382.237
Euro	114.373	109.031		695
Real	15.621.202	15.828.040	9.666.539	10.029.818
Other	324.594	384.213

	53.958.613	50.049.441	10.942.907	11.456.564

The estimated fair values for long-term loans of the Parent Company and Consolidated at March 31, 2009 were, respectively, R$ 10.001.931 thousand and R$ 52.386.953 thousand calculated at the prevailing market rates, considering the nature, term and risks similar to the registered contracts, and may be compared to the carrying values of R$ 10.942.907 thousand and R$ 53.958.613 thousand.

The hedges contracted for coverage of notes issued abroad in foreign currencies are disclosed in Note 26.

14.4 Prepayment of exports

Petrobras and PFL hold Master Export Contracts and Prepayment Agreements between themselves and also with a Specific Purpose Entity not related to Petrobras, called PF Export Receivables Master Trust (PF Export), related to the prepayment of export receivables to be generated by PFL, through intermediation of sales on the international market of fuel oil acquired from Petrobras.

At March 31, 2009 the balance of export prepayments totaled R$ 728.258 thousand in non-current liabilities (R$ 813.358 thousand at December 31, 2008) and R$ 174.486 thousand in current liabilities (R$ 176.336 thousand at December 31, 2008).

14.5 Contracting of financing for exports

On March 6, 2009, Petrobras took out financing of R$ 500.000 thousand with Banco do Brasil. The transaction was made viable through the issuing of Export Credit Notes (NCE), the purpose of which was to increase Petrobras' exports of oil and oil products. This transaction was negotiated with the following conditions:

• Term: Maturity of the principal on February 24, 2011 and maturities of the payments of financial charges half-yearly as from September 24, 2009;

Page: 65

• Rate of interest: 113% of average rate of CDI + Flat Fee of 0,85%;

• Prepayment clause as of 180 days of the drawdown;

• Exemption of Tax on Financial Operations (IOF) upon proof of the export transactions; and

• Waiver of guarantees.

14.6 Financing for Project Amazônia

In 2008, Transportadora Urucu Manaus S/A (TUM) raised from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) the amount of R$ 1.028.170 thousand referring to the long term line of credit contracted on December 6, 2007 in the amount of R$ 2.489.500 thousand, with the intervention of Codajás Coari Participações Ltda. (Codajás).

The purpose of the raising of these funds was the construction by TUM of a gas pipeline of approximately 383 km for transport of natural gas, linking Coari to Manaus, as well as distribution lines to seven municipalities located along the pipeline, as well as other assets related to it, and a pipeline of approximately 279 km for transport of liquid petroleum gas (LPG), linking the Arara industrial park in Urucu to the Solimões Terminal, in Coari, and assets related to it, which are all in the State of Amazonas. Part of the funds of R$1.295.394 thousand released in December 2007 was used for payment on December 17, 2007 of the bridge loan of R$ 800.000 thousand until then granted to TUM by the same bank.

This loan was negotiated with the following conditions:

• Term: Maturity of the principal and payment of the financial charges in 48 quarterly installments (12 years);

• Grace period for the principal and interest: until August 15, 2010

• Effective rate of interest: TJLP + 1,96% p.a., with the establishment of guarantees at least 60 days before the termination of the grace period;

• Transaction costs and premiums: 0,2% due on the amount of the loan, as a fee for studies and structuring.

The amount of R$ 60.000 thousand was released in January 2009 and R$ 50.000 thousand was released in February 2009. From the contracted line of credit, there is still R$ 55.936 thousand to be released by BNDES, through proof of the investments made in the Project.

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14.7 Program for Modernization and Expansion of the Fleet (PROMEF)

In 2007 Transpetro signed agreements for conditioned purchase and sale with three Brazilian shipyards for the construction of 23 tankers, in the amount of R$ 5.507.059 thousand. These funds were raised from BNDES with the following conditions:

			R$
Ships			thousand

Qt.	Type	Shipyard	Amount	Rate of interest	Term

10	Suezmax	Estaleiro Atlântico Sul S.A.	2.753.063	TJLP + 2,5% p.a.	20 years and a grace period of 48 months as from the first drawdown
5	Aframax	Estaleiro Atlântico Sul S.A.	1.266.902
4	Tank /Product	Estaleiro Mauá - Petro UM S.A.	630.688
4	Panamax	EISA - Estaleiro Ilha S.A.	856.406

In the period from January to March 2009, Transpetro made payments referring to the advances in the total amount of R$ 13.387 thousand, as follows:

• R$ 11.756 thousand - Funds financed by BNDES/Transpetro (36% of the price of the ship);

• R$ 1.631 thousand - Transpetro's own funds (5% of the price of the ship).

In the period from January to March 2009, Estaleiro Atlântico Sul recorded financial transactions in the total amount of R$ 3.406 thousand, as follows:

• R$ 3.406 thousand - the shipyard's own funds (8% of the price of the ship);

14.8 Raising of capital of PifCo

On February 11, 2009, Petrobras International Finance Company - PifCo, a wholly owned subsidiary of Petrobras, concluded the issuing of US$ 1,5 billion in Global Notes on the international capitals market with maturity on March 15, 2019, an interest rate of 7,875% p.a. and a half-yearly payment of interest as from September 1, 2009. The funds raised will be earmarked for general corporate purposes, including the financing of the Petrobras Business Plan for 2009-2013.

This financing had issuing costs estimated at US$ 6 million, a premium of US$ 26 million and an effective tax rate of 8,187% p.a.. Global Notes constitute unsecured and unsubordinated obligations for PifCo and have the complete and unconditional guarantee of Petrobras.

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14.9 Line of Credit for REFAP

REFAP used short term lines known as FINIMP to finance imports of crude oil. In the first quarter of 2009 a number of operations of up to 180 days were carried out in various financial institutions in Brazil in the amount of US$ 462 millions, equivalent to R$ 1.071.095 thousand, for which the effective average funding rate (LIBOR + spread) was 7,19% p.a.

14.10 Raising of funds for the international segment

In the first quarter of 2009 the subsidiaries of Petrobras abroad raised funds in the amount of US$ 278.146 thousand, equivalent to R$ 645.440 thousand, basically to finance working capital and projects associated with exploration and production of oil and gas

The most significant funds were raised by the following companies, indirect subsidiaries of Petrobras:

Refinery Nansei Sekiyu K.K. - It raised short-term funds in the total amount of US$ 100.628 thousand, equivalent to R$ 232.743 thousand, in March 2009, through Development Bank Japan, with average maturity of the 360 days at an average rate of 2,66% p.a., basically to finance the company's working capital.

Petrobras Energia S.A. - It raised long-term funding in the amount of US$ 154.819 thousand, equivalent to R$ 358.406 thousand, through Banco HSBC, Itaú, BBVA and Banco Santander, mainly through advances on export contracts (ACC) and exchange contracts (ACE), aiming at maintaining the company's working capital and replacing inventories. The long-term loans have final maturity in 2010 and an average interest rate between 6% p.a. and 10% p.a.

Cia Mega raised short-term funds in the amount of US$ 12.133 thousand corresponding to R$ 28.109 thousand through the banks Itaú, Santander Rio, Citibank and BBVA, at an average rate ranging between 5,50% and 8,50% and an average term of 180 days for the purpose of financing the company's working capital.

14.11 Financing for the Gasene Project

In 2008, Transportadora Gasene raised from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) , the following amounts referring to the long-term credit lines contracted on December 27, 2007: (i) the amount of US$ 750.000, from the financing contract through onlending of foreign funds from BNDES (from the China Development Bank), and (ii) the amount R$ 907.671 thousand from the financing contract through funds of BNDES, itself, related to sub-loan “A” for GASCAV, and the amount of R$ 1.032.410 thousand related to sub-loan “B” for GASCAC.

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On February 26, 2008, the bridge loans taken out from BNDES, in the amount of R$ 2.028.099 thousand, were fully paid off with the bank, in consideration for the first receipt of the lines of credit.

The reason for raising these funds is the construction of the Cabiúnas-Vitória pipeline for transport of natural gas, which is approximately 300 km long and links Cabiúnas, in the municipality of Macaé in the state of Rio de Janeiro, to the municipality of Vitória in the state of Espirito Santo, and other related assets (“GASCAV”), as well as the Cacimbas-Catu pipeline for transport of natural gas, which is approximately 940 km long and links Cacimbas, in the state of Espírito Santo, to Catu, in the state of Bahia, and related assets (“GASCAC”), both of which are integral parts of Projeto Gasoduto Sudeste-Nordeste (the GASENE project).

These lines of credit were negotiated with the following conditions:

a) Financing through BNDES foreign funds

• Amount of the contract: US$ 750.000;

• Term: Maturity of the principal and payment of the financial charges on 12/20/2022;

• Effective rate of interest: 3,20% p.a.+ exchange variance;

• Transaction costs and premiums: 0,2% (due on the value of the loan), as a fee for studies and structuring, totaling US$ 1.500, equivalent to R$ 2.513 thousand, + an up front fee of 5,0% of US$ 750.000, totaling US$ 37.500, equivalent to R$ 62.832 thousand + a commitment fee of 0,3% p.a., totaling US$ 885, equivalent to R$ 1.464 thousand.

b) Financing through BNDES' own funds

• Amount of the contract: R$ 3.164.312 thousand, of which R$ 949.491 thousand refers to sub-loan “A” for GASCAV, and R$ 2.214.821 thousand refers to sub-loan “B” for GASCAC;

• Term: (i) Sub-loan “A” - Maturity of the principal and payments of the financial charges on 10/15/2020, and (ii) sub-loan “B” - Maturity of the principal and payment of the financial charges in 48 quarterly payments (12 years) after the start-up of operation of GASCAC;

• Effective rate of interest: TJLP + 1,96% p.a., with the establishment of guarantees at least 60 days before the termination of the grace period;

• Transaction costs and premiums: 0,2% due on the amount of the loan, as a fee for studies and structuring, in the amount of R$ 6.329 thousand.

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From the contracted line of credit, there is still R$ 41.820 thousand to be released by BNDES referring to sub-loan “A”, and R$ 1.182.411 thousand referring to sub loan “B”, through proof of the investments made in the Project.

14.12 Other information

The loans and the financing are intended mainly for the purchase of raw material, development of oil and gas production projects, construction of ships and pipelines, as well as expansion of industrial units.

a) Debentures

The debentures issued through BNDES to finance the anticipated acquisition of the right to use the Bolivia-Brazil gas pipeline over a period of 40 years to transport 6 million cubic meters of gas per day (TCO - Transportation Capacity Option) totaled R$ 430.000 (43.000 debentures with a face value of R$ 10,00) with maturity on February 15, 2015. These debentures are secured by common shares of TBG.

In August 2006, the Alberto Pasqualini - Refap S.A. issued simple, registered, book entry debentures with the aim of expanding and modernizing its industrial park, with the following characteristics (basic conditions approved by BNDES and BNDESPAR on June 23, 2006): amortization over 96 months plus a six-month grace period; 90% of the debentures subscribed by BNDES at the Brazilian long-term interest rate (TJLP) + 3,8% p.a.; 10% of the debentures subscribed by BNDESPAR with BNDES basket of currencies interest plus 2,3% p.a. In May 2008, REFAP made a second issue with similar characteristics in the total amount of R$ 507.989 thousand, and raised R$ 54.841 thousand in 2008. The balance at March 31, 2009 was R$ 705.562 thousand, with R$ 119.937 thousand in current liabilities.

a.1) Guarantees

Petrobras is not required to provide guarantees to financial institutions abroad. Financing obtained from BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

On account of a guarantee agreement issued by the Federal Government in favor of multilateral loan agencies, motivated by financings raised by TBG, counter guarantee agreements were entered into, having as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., where TBG undertakes to entail its revenues to the order of the Brazilian treasury until the settlement of the obligations guaranteed by the Federal Government

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In guarantee of the debentures issued, Refap has a short-term investment account (deposits tied to loans), indexed to the variation of the Interbank Deposit Certificate (CDI). Refap has to maintain three times the value of the sum of the last installment due for the amortization of the principal and related charges.

b) Indebtedness of CIESA and TGS

In order to clear the financial encumbrances of Compañia de Inversiones de Energia S.A. - CIESA (a jointly controlled company), Pesa transferred its 7,35% interest in the capital of Transportadora de Gás Del Sur S.A. - TGS (a subsidiary of CIESA) to ENRON and, simultaneously, ENRON transferred 40% of its interest in the capital of CIESA to a trustee.

In the second stage of the process, in conformity with the agreement for restructuring the financial debt, once the necessary approvals have been obtained from Ente Nacional Regulador Del Gas ENARGAS and Comisión Nacional de Defensa de la Competencia, ENRON would transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4,3% of the class “B” common shares of TGS that CIESA would deliver to its financial creditors as partial payment of the debt. The remaining balance of the financial debt would be capitalized by the creditors.

The restructuring agreement established a period of validity until December 31, 2008, as from which date any one of the parties could consider the agreement as unilaterally terminated.

The period of validity of the agreement expired without the government approvals having been obtained and on January 9, 2009, Ashmore Energy International Limited (currently AEI) declared that it was the sole owner of the negotiable obligations of CIESA in 1997, and notified its decision to terminate the restructuring agreement.

On January 28, 2009, CIESA filed litigation in the courts of the State of New York in the United States of America, challenging the lapse of the abovementioned negotiable obligations.

As it is operating under long-term constraints which significantly hinder its ability to transfer capital to its investors and while the process for clearing the company's financial encumbrances is not concluded, CIESA will continue to be excluded from the consolidation process of Petrobras, in conformity with CVM Instruction 247/96.

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15 Contractual commitments

At March 31, 2009 the Company had financial commitments due to rights resulting from transactions with and without transfer of benefits, risks and control of these assets.

a)Future minimum payments of contractual commitments with transfer of benefits, risks and control of assets:

	R$ thousand
	03.31.2009
		Parent
	Consolidated	Company
2009	560.969	4.962.924
2010 - 2013	819.513	4.001.343
2014 onwards	42.309	17.739.638
Estimated future payments of commitments	1.422.791	26.703.905

Less amount of annual interest	100.206	9.342.055

Present value of the minimum payments	1.322.585	17.361.850
Less current portion of the obligations	583.644	4.779.345
Long term portion of the obligations	738.941	12.582.505

b)Future minimum payments of contractual commitments without transfer of benefits, risks and control of assets:

	R$ thousand

	03.31.2009

	Consolidated	Parent company

2009	9.612.277	14.230.497
2010 - 2013	35.564.682	47.278.714
2014 onwards	10.481.293	35.607.747

Total	55.658.252	97.116.958

At March 31, 2009, the company paid an amount of R$1.939.114 thousand in Consolidated (R$ 3.222.767 thousand in the Parent company) recognized as an expense for the year.

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16 Financial income and expenses

Financial charges and net monetary and exchange variations, allocated to the statement of income for 2009 and 2008, are presented as follows:

	R$ thousand

	Consolidated		Parent company

	Jan-Mar/2009	Jan-Mar/2008	Jan-Mar/2009	Jan-Mar/2008

Exchange income (expenses) on cash and cash equivalents	214.269	(11.033)	82.843	(34.929)
Exchange income (expenses) on financing	(55.221)	(32.178)	60.547	(37.501)
Exchange income (expenes) on contractual commitments with
transfer of benefits, risks and control of assets with third
parties	880	1.319	880	1.319

	159.928	(41.892)	144.270	(71.111)

Monetary variation on financing	38.940	(61.330)	38.071	(57.545)

Financing expenses	(1.136.105)	(580.655)	(363.741)	(129.141)
Expense with contractual commitments with
transfer of benefits, risks and control of assets	(568)	(1.380)	(568)	(1.380)
Earnings on short-term investments	298.310	181.767	68.741	44.652
Net income (loss) from FIDC			(1.549)	27.470

	(838.363)	(400.268)	(297.117)	(58.399)
Debt restructuring expenses

Financial expenses on net indebtedness	(639.495)	(503.490)	(114.776)	(187.055)

Exchange variation loss on assets abroad	(471.574)	(128.050)	(730.038)	(211.800)
Exchange variation gain on contractual commitments with
transfer of benefits, risks and control of assets with
subsidiaries	51.535	34.139	51.535	34.139
Hedge on sales and financial operations	(13.851)	129.507	51.632	59.391
Marketable securities	228.838	269.723	108.601	184.007
Interest on contractual commitments with transfer of benefits,
risks and control of assets with companies of the system			(490.059)	(410.199)
Other financial income and expenses, net	189.592	(58.666)	546.398	320.761
Other exchange and monetary variations, net	(194.418)	20.551	(186.603)	45.810

Net financial results	(849.373)	(236.286)	(763.310)	(164.946)

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17 Other operating expenses, net

		R$ thousand
	Consolidated		Parent company
	Jan-	Jan-	Jan-	Jan-
	Mar/2009	Mar/2008	Mar/2009	Mar/2008
Institutional relations and cultural projects	(193.047)	(279.132)	(185.576)	(268.004)
Operating expenses with thermoelectric
power station	(177.133)	(161.059)	(321.741)	(181.415)
Expenses with corporate security,
environment and health	(82.353)	(79.050)	(81.433)	(79.050)
Losses and contingencies with judicial
proceedings	(78.179)	(153.911)	(51.534)	(23.960)
Contractual and regulatory fines	(23.334)	(252.506)	(29.250)	(284.205)
Contractual charges with transport
services - ship or pay	(13.599)	(21.312)
Unscheduled stoppages in production
facilities and equipment	(117.749)	(52.559)	(116.705)	(52.385)
Adjustment to market value of inventories	(244.131)		(98.687)
Others	(180.512)	14.404	(364.633)	(33.987)
	(1.110.037)	(985.125)	(1.249.559)	(923.006)

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18 Taxes and contributions 18.1 Recoverable taxes

		R$ thousand
Current assets	Consolidated		Parent company
	03.31.2009	12.31.2008	03.31.2009	12.31.2008
In Brazil:
ICMS	2.593.783	2.527.495	1.974.995	1.916.608
PASEP/COFINS	1.252.180	1.323.099	941.071	883.206
CIDE	35.880	222.938	34.584	34.008
Income tax	2.039.717	2.005.575	1.510.294	1.460.462
Social contribution	797.605	801.491	664.238	663.702
Deferred income and social contribution taxes	1.405.267	1.658.708	962.053	1.090.270
Other taxes	411.120	408.943	226.545	224.905
	8.535.552	8.948.249	6.313.780	6.273.161
Abroad:
Added value tax - VAT	255.166	313.039
Deferred income and social contribution taxes	42.685	113.370
Other taxes	411.152	266.589
	709.003	692.998	0	0
	9.244.555	9.641.247	6.313.780	6.273.161

18.2 Taxes and contributions payable

		R$ thousand
Current liabilities	Consolidated		Parent company
	03.31.2009	12.31.2008	03.31.2009	12.31.2008
ICMS	1.488.386	1.741.030	1.157.911	1.402.632
PASEP/COFINS	1.905.931	1.064.304	1.669.628	901.787
CIDE	715.072	447.324	680.737	411.103
Special participation programme /Royalties	2.006.624	2.528.153	1.974.668	2.491.731
Income and social contribution taxes withheld
at source	209.372	1.221.996	145.842	872.235
Current income and social contribution taxes	2.387.810	793.687	1.527.938
Deferred income and social contribution taxes	2.760.494	4.196.372	2.649.724	4.070.151
Other taxes	780.726	748.516	294.929	388.243
	12.254.415	12.741.382	10.101.377	10.537.882

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For purposes of calculating the income tax and social contribution on the net income, the Company adopted the Transition Tax Regime (RTT), as established in the Provisional Measure 449/08, i.e. for calculating taxable income it considered the criteria of Law 6.404/76 before the amendments of Law 11.638/07 and Provisional Measure 449/08. Confirmation of the option for this regime will be given at the time of delivery of the Corporate Income Tax Return (DIPJ) for calendar year 2008. Accordingly, the taxes on temporary differences, generated by adopting the new corporate law, were provisioned for as deferred taxes and social contributions in assets and liabilities.

18.3 Deferred income and social contribution taxes - non-current

		R$ thousand
	Consolidated		Parent company
	03.31.2009	12.31.2008	03.31.2009	12.31.2008
Non-current
Assets
Deferred income and social contribution taxes	2.742.176	2.970.881	351.409	477.183
Deferred ICMS	2.251.058	1.998.157	1.607.520	1.538.410
Deferred PASEP and COFINS	5.308.835	4.842.359	5.048.529	4.599.148
Others	346.541	426.911
	10.648.610	10.238.308	7.007.458	6.614.741
Liabilities
Deferred income and social contribution taxes	14.395.998	13.100.459	12.576.303	10.821.894
Others	54.061	64.673
	14.450.059	13.165.132	12.576.303	10.821.894

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18.4 Deferred income and social contribution taxes

The grounds and expectations for realization are presented as follows:

a) Deferred income and social contribution tax assets

	R$ thousand

	03.31.2009

Nature	Consolidated	Parent company	Grounds for realization

Pension plan	234.170	208.091	Payment of the contributions by the sponsor.

Unearned income between companies of the system	1.337.800		Effective realization of income.

Provisions for contingencies and doubtful accounts	521.476	319.099	Consummation of the loss and filing of lawsuits and overdue credits.

Tax losses	886.271		Future taxable income

Provision for profit sharing	566.690	509.961	Through payment

Provision for investment in research and development	148.471	148.471	Realization of the expenditures.

Temporary difference between accounting and fiscal depreciation criteria.	163.550	91.630	Realization in the term of straight-line depreciation of the assets.

Absorption of conditional financing	74.853		Expiration of the financing agreements

Temporary difference between payments of contractual commitments with transfer of benefits, risks and control of assets and depreciation	(217.980)	(217.980)	Realization of the assets

Foreign exchange variation on financing	19.698

Provision for exports in transit	128.504	128.504	Recognition of the revenue.

Others	326.625	125.686

Total	4.190.128	1.313.462

Non-current	2.742.176	351.409
Current	1.447.952	962.053

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b) Deferred income and social contribution tax liabilities

	R$ thousand

	03.31.2009

		Parent
Nature	Consolidated	company	Grounds for realization

Costs with exploration and drilling for petroleum	12.254.868	12.254.868	Depreciation based on the units produced method in relation to proven/developed reserves of oil fields.

Temporary difference between accounting and fiscal depreciation criteria	674.130	44.270	Depreciation over the useful life of the asset or disposal.

Income and social contribution taxes - foreign operations	362.559	219.483	Occurrence of triggering events for availability of income.

Investments in subsidiaries and affiliated companies	282.038		Occurrence of triggering events for availability of income.

Foreign exchange variation	2.753.989	2.643.545	Settlement of the contracts.

Tax losses	22.747		With future taxable income.

Others	806.161	63.861

Total	17.156.492	15.226.027

Non-current	14.395.998	12.576.303
Current	2.760.494	2.649.724

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c) Realization of deferred income and social contribution taxes

In the Parent company, the realization of deferred tax credit assets in the amount of R$ 1.275.803 thousand does not depend on future income because they will be absorbed annually by the realization of the deferred tax liability. In the consolidated statements, for the portion that exceeds the Parent Company's balance, when applicable, the managements of the subsidiaries, based on projections that they have made, expect to offset these credits within a period of up to ten years.

	R$ thousand

	Expectations of realization

	Consolidated		Parent company

	Deferred income tax and CSLL assets	Deferred income tax and CSLL liabilities	Deferred income tax and CSLL assets	Deferred income tax and CSLL liabilities

2009	1.435.799	2.739.825	962.054	2.649.724
2010	671.428	425.194	174.621	13.476
2011	252.009	173.113	77.886	20.892
2012	138.091	122.530	2.401	20.585
2013	215.016	213.848	86.824	9.588
2014	64.133	132.806	1.585	18.508
2015 onwards	1.413.652	13.349.176	8.091	12.493.254

Portion recorded in the accounting	4.190.128	17.156.492	1.313.462	15.226.027
Portion not recorded in the accounting	2.112.828	20.958	629.284

Total	6.302.956	17.177.450	1.942.746	15.226.027

The subsidiary Petrobras Argentina S.A. - PAR (formerly PESA) and its subsidiaries have tax credits arising from accumulated tax losses amounting to approximately R$ 266.248 thousand (US$ 115.000 thousand) which were not recorded in their assets. In accordance with specific tax legislation in Argentina and other countries where PAR has investments that define the expiration date for such credits, these credits may only be offset against future taxes payable, until 2009, limited to R$ 206.053 thousand (US$ 89.000 thousand), and from 2010 onwards RS$ 60.195 thousand (US$ 26.000 thousand).

In addition, the subsidiary Petrobras America Inc. (PAI) has unrecorded tax credits amounting to the equivalent of R$ 1.071.896 thousand (US$ 462.982 thousand) resulting from accumulated tax losses, arising, mainly, from oil and gas exploration and production activities. In accordance with specific legislation in the United States, where PAI has its headquarters, tax credits expire in 20 years. Accordingly, the amounts of R$ 5.644 thousand (US$ 2.438 thousand) may be offset until 2024, R$ 20.774 thousand (US$ 8.973 thousand) until 2025, R$ 262.185 thousand (US$ 113.245 thousand) until 2026, R$ 305.718 thousand (US$ 132.048 thousand) until 2027, R$ 449.964 thousand (US$ 194.352 thousand) until 2028 and R$ 27.611 thousand (US$ 11.926 thousand) in 2029.

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Some subsidiaries abroad have accumulated tax losses in the exploration stage. These credits will be recognized through the generation of future taxable income if the venture is successful.

18.5 Reconciliation of income tax and social contribution on profit

The reconciliation of the taxes calculated in accordance with statutory rates and the amount of the taxes recorded in the years 2009 and 2008 are presented as follows:

a) Consolidated

	R$ thousand

	Jan-Mar 2009	Jan-Mar 2008

Income for the year before taxes and after employee profit sharing	9.000.414	11.400.547

Income and social contribution taxes at nominal rates (34%)	(3.060.141)	(3.876.186)
Adjustments for calculation of the effective rate:
Permanent additions, net	719	(155.974)
Tax incentives	8.780	(59.070)
Tax credits of companies abroad in the exploration stage	(114.560)	(59.070)
Others	322.628	135.456

Expense for provision for income and social contribution taxes	(2.842.574)	(3.931.047)

Deferred income tax/social contribution	(452.734)	(702.409)
Current income tax/social contribution	(2.389.840)	(3.228.638)

	(2.842.574)	(3.931.047)

Effective rate for income and social contribution taxes	32%	34%

Page: 80

b) Parent company

	R$ thousand

	Jan-Mar/2009	Jan-Mar/2008

Income for the year before taxes and after employee profit sharing	8.439.487	10.339.933

Income and social contribution taxes at nominal rates (34%)	(2.869.425)	(3.515.577)
Adjustments for calculation of the effective rate:
• Permanent additions, net	705.515	182.422
• Tax incentives	8.403	24.359
• Other items	(123.017)	27.834

Expense for provision for income and social contribution taxes	(2.278.524)	(3.280.962)

Deferred income tax/social contribution	(525.320)	(565.034)
Current income tax/social contribution	(1.753.204)	(2.715.928)

	(2.278.524)	(3.280.962)

Effective rate of income and social contribution taxes	27%	32%

19 Employee benefits

19.1 Pension Plan - Fundação Petrobras de Seguridade Social (Petros)

a) Petros Plan

Fundação Petrobras de Seguridade Social - Petros is a defined benefit plan set up by Petrobras in July 1970 to ensure that members of the plan will receive a supplement to the benefits provided by the Social Security system. The Petros Plan is a closed plan for the employees of the Petrobras system, hired since September 2002.

At March 31, 2009, the Petros Plan is represented by the following sponsors within the ambit of the Petrobras system: Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini - Refap S.A.

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The evaluation of the costing plan for Petros is done by independent actuaries on a capitalization basis for the majority of the benefits. With the most recent regulatory adjustments to the Petros Plan, this plan started to receive regular contributions from the sponsoring companies, instead of the 12,93% on the payroll of the employees who were members of the plan practiced up until then, regular contributions in amounts equal to the amounts of the contributions from the members (employees) and assisted persons (retired employees and pensioners), equally for everyone.

In the event of a deficit in the defined benefit plan, as established by constitutional amendment 20 of 1998, this should be resolved through an adjustment in the costing plan, through extraordinary contributions calculated by the added value method and these costs should be shared equally between the sponsors and the members of the plan.

The actuarial commitments to the pension and retirement plan benefits are provisioned for in the company's balance sheet in accordance with the projected credit unit method. This method considers each period of service as generating an additional unit of benefit, net of the assets guaranteeing the plan, when applicable, and the costs referring to the increase in the present value of the obligation resulting from the service provided by the employees are recognized during his period of work.

The actuarial gains and losses generated by the differences between the amounts of the obligations and assets calculated based on actuarial assumptions (biometric and economic hypotheses), amongst other estimates and those effectively incurred are, respectively, included or excluded in the determination of the net actuarial commitment. These gains and losses are amortized over the average remaining period of service of the active employees.

On October 23, 2008, Petrobras and the subsidiaries that are sponsors of the Petros Plan, union entities and Petros signed a financial commitment agreement, after legal ratification on August 25, 2008, to cover obligations with the pension plan in the amount of R$5.801.740 thousand (R$ 5.572.477 thousand in the Parent company), updated retroactively to December 31, 2006 by the Amplified Consumer Price Index (IPCA) + 6% p.a., which will be paid in half-yearly installments of interest of 6% p.a. on the debit balance, updated actuarially and by the IPCA, for the next 20 years, as previously established in the renegotiating process. On the same date, Petrobras used the balance of an advance for the pension plan in the amount of R$ 1.393.906 thousand, to pay off part of the obligations with the Petros Plan, as established in the financial commitment agreement.

The company's obligation, through the financial commitment agreement, presents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment of the plan's regulations, in relation to the benefits, and in the closing of existing litigations.

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At March 31, 2009, the balance of the obligation of Petrobras and subsidiaries referring to the financial commitment agreement was R$ 4.443.481 thousand (R$ 4.204.570 thousand in the Parent company), of which R$ 218.141 thousand (R$ 192.159 thousand in the parent company) matures in 2009.

At March 31, 2009, Petrobras and its subsidiaries held long-term National Treasury Notes in the amount of R$ 3.996.350 thousand (R$ 3.801.004 thousand in the Parent company), acquired to balance liabilities with Petros, which will be held in the company's portfolio as a guarantee for the financial commitment agreement.

On April 16, 2009, the Regional Federal Court of the First Region, in Brasilia, suspended the effects of an injunction granted on March 24, 2009 to petrol worker unions, retired workers' associations and other associations, which annulled the renegotiation process. Accordingly, all the changes in the regulations of the plan arising from this process were maintained.

b) Petros Plan 2

As from July 1, 2007, Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini - Refap S.A., implemented a new complementary pension plan, called Petros Plan 2, in the form of a variable contribution or mixed plan for the employees with no supplementary pension plan. In 2008, the following companies adhere to the aforementioned plan: Ipiranga Asfaltos S.A. - IASA, Alvo Distribuidora de Combustíveis Ltda. and FAFEN Energia S.A.

The portion of this plan with defined benefit characteristics refers to risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. At March 31, 2009, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was R$ 50.040 thousand (R$ 47.839 thousand in the Parent company).

The sponsors Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini - Refap S.A. assumed the past service of the contributions corresponding to the period in which the members had no plan, as from August 2002, or from later hiring, until August 29, 2007. The plan will continue to be open for inscriptions after this date, but there will no longer be payment for past service.

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The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the member had no plan and, therefore, will cover the part related to the members and the sponsors.

19.2 Petrobras Internacional Braspetro B.V. - PIB BV

19.2.1 Petrobras Energia S.A.

a) Defined contribution pension plan

In 2005, Petrobras Argentina S.A. - PAR (formerly PESA), implemented a voluntary plan for all employees who met certain conditions. The company contributes with amounts equal to the contributions made by the employees in accordance with the contributions specified for each salary level.

The cost of the plan is recognized in accordance with the contributions that the company makes, which at March 31, 2009 was R$ 1.438 thousand (R$ 929 thousand in March,31 2008).

b) Defined benefit pension plan

b.1) Termination Indemnity Plan

This is a benefit plan in which employees who meet certain targets are eligible on retirement to receive one month's salary for each year they have worked in the Company, according to a decreasing scale, according to the number of years the plan has existed.

b.2) "Compensator Fund" Plan

This plan is available for all PAR employees who joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required time of service. The benefit is calculated as a supplement to the benefits granted by these plans and by the retirement system, so that the total benefit received by each employee is equivalent to the amount defined in this plan in the moment of the retirement.

If a surplus is recorded in the funds allocated to trusts for payment of the defined benefits awarded by the plans and it is duly certified by an independent actuary, PAR may use these funds simply by notifying the trustee of this fact.

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19.2.2 Nansei Sekiyu S.A.

a) Defined benefit pension plan

The Nansei Sekiyu Refinery offers its employees a programmed supplementary retirement benefit plan, a defined benefit plans, where the members in order to become eligible for the benefit need to be at least 50 years old and have 20 years service in the company. Contributions are made only by the sponsor. The plan is managed by the Sumitono Trust.

19.3 Healthcare benefits plan

a) Multi disciplinary Healthcare (AMS)

Petrobras and its subsidiaries, Petrobras Distribuidora, Petroquisa and Alberto Pasqualini - Refap S.A. have a health care (AMS) plan that has defined benefits and covers all present and retired employees of the companies in Brazil and their dependents. The plan is managed by the company, itself, and the employees contribute a fixed amount to cover the main risks and a portion of the costs related to the other types of coverage in accordance with a participation table based on specified parameters, including salary levels, in addition to a pharmacy benefit that provides special terms for plan holders to buy certain medications in registered pharmacies throughout Brazil.

The company's commitment with respect to future benefits due to the employees participating in the plan is calculated annually by an independent actuary, based on the projected credit unit method, in a manner similar to the calculations made for the commitments to pensions and retirements described earlier.

The health care plan is not covered by guarantor assets. The benefits are paid by the company, based on the costs incurred by the plan members.

19.4 Other defined contribution plans

The subsidiary Transpetro and subsidiary of Petrobras, Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG), sponsor defined contribution retirement plans for their employees.

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19.5 The balance of the liabilities for expenses with post-employment benefits, calculated by independent actuaries, presents the following changes:

			R$ thousand

	Consolidated			Parent company

	Pension plan Defined benefit	Pension plan	Supplementary	Pension plan Defined benefit	Pension plan	Supplementary
		Variable	Healthcare		Variable	Healthcare
		contrib.	Benefits		contrib.	Benefits

Balance at January 1	3.982.439	121.130	10.820.393	3.429.502	115.633	10.003.258
(+) Costs incurred in the period	181.613	21.871	350.308	166.359	20.755	329.341
(-) Payment of contributions	(103.766)	(71.768)	(103.119)	(100.508)	(68.665)	(98.520)
Others	(10.874)	891	(2)	-	(11)	-

Balance at March 31	4.049.412	72.124	11.067.580	3.495.353	67.712	10.234.079

	R$ thousand

	Consolidated			Parent company

	Pension plan Defined benefit	Pension plan	Supplementary	Pension plan Defined benefit	Pension plan	Supplementary
		Variable	Healthcare		Variable	Healthcare
		contrib.	Benefits		contrib.	Benefits

Present value of the obligations in excess of the fair
value of the assets	4.691.215	164.836	10.119.559	4.225.992	153.856	9.461.986
Unrecognized actuarial gains/(losses)	(462.836)	22.265	987.593	(584.210)	22.848	808.369
Unrecognized past service cost	(178.967)	(114.977)	(39.572)	(146.429)	(108.992)	(36.276)

Net actuarial liability	4.049.412	72.124	11.067.580	3.495.353	67.712	10.234.079

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		R$ thousand

	Consolidated		Parent company

	Pension plan	Supplementary	Pension plan	Supplementary
		Healthcare		Healthcare
		Benefits		Benefits

Current liabilities:
Defined benefit plan	679.795	524.851	647.109	493.221
Variable contribution plan	45.479		44.836

	725.274	524.851	691.945	493.221

Non-current liabilities
Defined benefit plan	3.369.617	10.542.729	2.848.244	9.740.858
Variable contribution plan	26.645		22.876

	3.396.262	10.542.729	2.871.120	9.740.858

Total	4.121.536	11.067.580	3.563.065	10.234.079

The net expenditure with pension and retirement benefit plans granted and to be granted to employees, retired employees and pensioners, and healthcare plans for the period from January up to March 2009, according to the calculations made by independent actuaries, includes the following components:

	R$ thousand

	Consolidated			Parent company

	Pension plan Defined benefit	Pension plan	Supplementary	Pension plan	Pension plan	Supplementary
		Variable	Healthcare	Defined	Variable	Healthcare
		contrib.	Benefits	benefit	contrib.	Benefits

Current service cost	81.331	25.899	37.452	73.299	24.914	34.363
Cost of interest:
· With a financial commitment agreement	119.308			112.893
· Actuarial	1.066.781	9.668	314.567	993.621	9.244	294.020
Estimated income from the plan's assets	(998.168)	(4.027)		(933.147)	(3.882)
Unrecognized amortization of actuarial
(gains)/losses	506	92	(2.740)
Contributions by members	(93.079)	(11.542)		(85.953)	(11.209)
Unrecognized past service cost	5.697	1.685	1.019	5.646	1.682	949
Others	(763)	96	10		6	9

Net costs of the period	181.613	21.871	350.308	166.359	20.755	329.341

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The updating of the liabilities was recorded in the results of the period, shown below:

	R$ thousand

	Consolidated			Parent company

	Pension plan Defined benefit	Pension plan	Supplementary	Pension plan Defined benefit	Pension plan Variable contrib.	Supplementary
		Variable	Healthcare			Healthcare
		contrib.	Benefits			Benefits

Related to present employees:
Absorbed in the costing of operating activities	41.573	10.608	55.518	40.766	10.399	54.269
Directly to income	21.955	11.048	44.240	12.700	10.210	37.726
Related to retired employees	118.085	215	250.550	112.893	146	237.346

Net costs of the period	181.613	21.871	350.308	166.359	20.755	329.341

20 Tax incentives

At March 31, 2009, the balance of R$ 76.574 thousand originates from the part of the reinvestment project approved by SUDENE and will be allocated to the results for the year in the same proportion that the corresponding asset is depreciated.

21 Shareholders' equity

21.1 Realized capital

At March 31, 2009 subscribed and the fully paid in the capital in the amount R$ 78.966.691 thousand is represented by 5.073.347.344 common shares and 3.700.729.396 preferred shares all of which are registered and have no par value.

21.2 Tax incentives

It includes an incentive for investments in the North East, within the ambit of the Superintendência de Desenvolvimento do Nordeste (SUDENE), with a 75% reduction in the income tax due, calculated on the working profits of activities with incentives, in the amount of R$ 514.857 thousand until March 31, 2009, which may only be used to offset losses or for a capital increase, as established in article 545 of the Income Tax Regulations.

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21.3 Dividends

The General Shareholders' Meeting of April 8, 2009 approved dividends referring to 2008 in the amount of R$ 9.914.707 thousand corresponding to 29,04% of the basic profit for dividends and R$ 1,13 per common and preferred share, without distinction, that compose the capital, the value of which should be monetarily restated in accordance with the variation of the Selic rate as from December 31, 2008 until the date of the beginning of payment.

The dividend is being distributed as follows:

Shareholding position	Amount per share	Payment
Date	common and preferred	Date

12.26.2008	R$ 0,38	04.29.2009
12.26.2008	R$ 0,38	06.24.2009
04.08.2009	R$ 0,37	08.14.2009

Interest on shareholders' equity in the amount of R$ 7.019.261 thousand, subject to the withholding of income tax at source at the rate of 15% (fifteen percent), except for shareholders who are immune or exempt, equivalent to R$ 0,80 (eighty centavos) per common and preferred, without distinction, is included in this dividend.

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22 Legal proceedings and contingencies

22.1 Provisions for legal proceedings

Petrobras and its subsidiaries are parties to legal proceedings involving labor, tax, civil and environmental issues. The company recorded provisions for legal proceedings in amounts considered by its legal counsel and management as sufficient to cover probable losses. At March 31, 2009, these provisions are presented as follows, according to the nature of the corresponding lawsuits:

		R$ thousand

	Consolidated		Parent company

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Social security contingencies	54.000	54.000	54.000	54.000

Labor grievances	96.236	96.640	13.698	13.233
Tax proceedings	132.895	141.677	1.638	1.592
Civil proceedings (*)	510.920	500.759	191.662	188.460
Other contingencies	122.373	151.250

Total non-current liabilities	862.424	890.326	206.998	203.285

Total contingencies	916.424	944.326	260.998	257.285

(*) Net of deposit in court, when applicable.

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Federação dos Pescadores do Rio de Janeiro - FEPERJ

On behalf of its members, FEPERJ is making a number of claims for indemnification as a result of an oil spill in Guanabara Bay which occurred on January 18, 2000. At the time, Petrobras paid out extrajudicial indemnification to all who proved they were fishermen when the accident happened. According to the records of the national fishermen's registry, only 3.339 people were eligible to claim an indemnification.

On February 2, 2007, the decision, partially accepting the expert report, was published and, on the pretext of qualifying the amount of the conviction, established that the parameters for the respective calculation based on the criteria would result in an amount of R$1.102.207 thousand. Petrobras appealed against this decision before the Court of Appeals of Rio de Janeiro, as the parameters stipulated in the decision had already been specified by the Court of Appeals of Rio de Janeiro, itself. The appeal was accepted. On June 29, 2007, the decision of the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published, denying approval of the appeal filed by Petrobras and approving the appeal lodged by FEPERJ, which presents a significant increase in the value of the damages, since in addition to having maintained the 10-year indemnification period, it increased the number of fishermen included in the claim. Special appeals were lodged against the decision by the Company, which are awaiting a hearing before the Superior Court of Justice (STJ). Based on the calculations prepared by the company's experts, the amount of R$ 37.588 thousand, updated to March 31, 2009, was maintained as representing the amount that we understand will be established by the higher courts at the end of the proceedings.

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22.2 Legal proceedings not provisioned for

We present below the updated situation of the main legal proceedings with chances of possible loss:

Description	Current situation

Plaintiff: Porto Seguro Imóveis Ltda.
Nature: Civil
Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate for the "loss" inflicted on the equity of Petroquisa, through the acts which approved the minimum sales price of its shareholding interest in the capital of the privatized companies.	On March 30, 2004 the Court of Appeals of Rio de Janeiro unanimously granted the new appeal lodged by Porto Seguro, ordering Petrobras to indemnify an amount equal to US$ 2.370 million, plus 5% as a premium and 20% as lawyers' fees.
Petrobras filed a special, extraordinary appeal before the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. Petrobras then filed an interlocutory appeal against the decision before the Superior Court of Justice and the Federal Supreme Court. In accordance with the decision published on June 5, 2006, Petrobras is now awaiting assignment of the agenda to re- examine the matter related to the blocking of Petrobras' special appeal before the STJ and STF.
Based on the opinion of its legal counsel, the company does not expect an unfavorable outcome to these proceedings.
If the situation is not reversed, the estimated indemnification to Petroquisa, including monetary correction and interest, wo uld be R$ 14.260.404 thousand as of March 31, 2009. As Petrobras owns 100% of the capital of Petroquisa, part of the indemnification to Petroquisa, estimated at R$ 9.411.866 thousand, will not represent an actual disbursement from the Petrobras System. Additionally, Petrobras would have to indemnify Porto Seguro, the plaintive, R$ 713.020 thousand as a premium and R$ 2.852.081 thousand as lawyers' fees to Lobo & Ibeas Advogados.

Plaintiff: Federal Revenue Department of Rio de Janeiro
Nature: Tax
Tax deficiency notice related to withholding income tax (IRRF) calculated on remittances of payments for affreightments of vessels referring to the period from 1999 to 2002.	Petrobras submitted new administrative appeals to the Higher Chamber of Tax Appeals, the highest administrative level, which are awaiting a hearing. Maxim updated exposure: R$ 4.291.046 thousand.

Plaintiff: Federal Revenue Inspectorate in Macaé Nature: Tax Interest and fines on import duty (II) and excise tax (IPI) - Sinking of the P-36 platform.	Lower court decision against Petrobras
A spontaneous appeal has been filed which is awaiting a hearing. Petrobras filed a writ of security and obtained a favorable decision to stay any tax collections until the investigations determining the reasons that caused the

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Description	Current situation

platform to sink have been concluded. The Federal Government/National Treasury has filed an appeal which is awaiting a hearing.
With the decision of the Maritime Court, the company filed a tax debt annulment lawsuit and an injunction suspending collection of the tax.
Maxim updated exposure: R$ 359.339 thousand.

Plaintiff: SRP - Social Security Department
Nature: Tax
Tax deficiency notices related to social security charges arising from administrative proceedings brought by the INSS which attributed joint liability to the company for the contracting of a civil construction and other services.	Of the amount the company disbursed to guarantee the filing of appeals and/or obtaining of the debt clearance certificate from the INSS, R$ 115.465 thousand is recorded as deposited in court, which could be recovered in the proceedings in progress, related to 331 tax deficiency notices amounting to R$ 363.293 thousand at March 31, 2009. Petrobras' legal department classifies the chances of loss with respect to these deficiency notices as possible, as it considers the risk of future disbursement to be minimal.

Plaintiff: Federal Revenue Department of Rio de Janeiro
Nature: Tax
Tax deficiency notice referring to import duty (II) and excise tax (IPI), contesting the tax classification as Other Electricity Generation Groups for the importing of equipment belonging to the thermoelectric power station Termorio S.A.	On August 15, 2006, the Company filed in the Federal Revenue Inspectorate of Rio de Janeiro a refutation of this notice of infraction as it considers that the tax collecting classifications that were made were supported by a technical report from a renowned institute. In a session on October 11, 2007, the First Panel of Judges considered the tax assessment as invalid, overcoming one judge who voted for partial validity. The Federal Revenue Inspectorate filed an ex officio appeal to the Taxpayers' Council and this request has not yet been heard.
Maxim updated exposure: R$ 665.889 thousand.

Plaintiff: Federal Revenue Department
Nature: Tax
CIDE – Fuels. Non-payment in the period from March 2002 to October 2003, pursuant to court orders obtained by distributors and petrol stations protecting them from levying this charge.	The lower court considered the assessment to have grounds. The company filed a spontaneous appeal. Maxim updated exposure: R$ 1.120.144 thousand.

Plaintiff: Federal Revenue Department Nature: Tax Withholding income tax (IRRF) on remittances for payment of petroleum imports.	The lower court considered the assessment to have grounds.
There was an appeal by the Federal Revenue Department to the Taxpayers' Council that was approved. Petrobras is awaiting a summons in order to file a spontaneous appeal.
Maxim updated exposure: R$ 845.753 thousand.

Plaintiff: Federal Revenue Department of Rio de Janeiro Nature: Tax Corporate income tax (IRPJ) and social contribution (CSLL) 2003 - fine on arrears on payment made through voluntary disclosure.	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal. Maxim updated exposure: R$ 245.863 thousand.

Plaintiff: IBAMA Nature: Civil	Sentence handed down at the lower administrative level, ordering Petrobras to pay for non-compliance with the TAC. The company filed a hierarchical appeal to the

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Description	Current situation

Non-compliance with the Settlement and Commitment Agreement (TAC) clause related to the Campos Basin, of August 11, 2004, for continuing to drill without prior approval.	Ministry of the Environment which is awaiting judgment. Maxim updated exposure: R$ 136.677 thousand.

Plaintiff: Federal Revenue Department Nature: Tax Payment of CIDE (Contribution for intervention in the economic domain) on importing propane and butane.	The lower court considered the assessment to have grounds. Process issued on January 9, 2009. Awaiting raising of the appeal of deposit. Maxim updated exposure: R$ 184.702 thousand.

Plaintiff: Federal Revenue Department Nature: Tax Non payment of CIDE by Petrobras on imports of naphtha resold to Braskem.	The lower court ruled by a majority decision that the assessment had grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maxim updated exposure: R$ 1.516.870 thousand.

Plaintiff: State of Rio de Janeiro Nature: Tax ICMS – Sinking of Platform P-36.	Lower court decision favorable to Petrobras Appeal filed by the State of Rio de Janeiro and by Petrobras, with respect to the amount of the fees. By a majority decision the appeal of the State of Rio de Janeiro was approved and the appeal by the company was considered invalid. Awaiting publication of the court decision.
Maxim updated exposure: R$ 830.193 thousand.

Plaintiff: State of São Paulo Nature: Tax Termination of payment of ICMS on imports from Bolivia.	The lower court considered the assessment to have grounds. The company filed a spontaneous appeal. Maxim updated exposure: R$ 714.356 thousand.

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Jaguaré, Marataízes, Serra, Vila Velha and Vitória.
Nature: Tax
Not withholding and paying service tax ISS on services provided in maritime waters.
Some municipalities in the State of Espírito Santo filed notices of infraction against Petrobras for the supposed lack of withholding of ISSQN (service tax of any nature) on services provided in maritime waters. Petrobras withheld this ISSQN; however it paid the municipalities where the respective service providers are established, in conformity with Complementary Law 116/03.	Petrobras presented administrative defenses with the aim of cancelling the assessments and the majority are in the process of being heard. The municipalities where the defenses have already been heard at the administrative level have not filed any measure for judicial execution of their credits. The company studies the best strategy to repeal in court these credits and avoid futures tax deficiency notices.
Maxim updated exposure: R$ 743.170 thousand.

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Description	Current situation

Plaintiff: National Petroleum Agency ANP
Nature: Tax
Special participation of the Marlim field - Campos Basin.
The special participation was established by Brazilian Petroleum Law 9.478/97 and is paid as a form of compensation for oil production activities and is levied on high volume production fields.
The method used by Petrobras to calculate the special participation due for the Marlim field is based on a legally legitimate interpretation of Ordinance 10 of January 14, 1999, approved by the National Petroleum Agency - ANP.
On August 16, 2006 the full Board of Directors of the ANP approved the report on the certification of the payment of the special participation in the Marlim field that established the methodology to be applied with regard to the special participation in Marlim, and also determined that Petrobras should make an additional payment in the amount of R$ 400 million, related to underpayment by Petro bras as a result of having used the calculation method initially determined by the ANP.
Petrobras accepted the order of the ANP on the grounds that the new methodology would not be applied retroactively, thus ensuring compliance with constitutional principles such as legal security and perfect legal act and paid the additional amount charged in accordance with the final decision of the highest level of decision-making of the ANP – its Full Board of Directors.	On July 18, 2007, Petrobras was notified of a new ANP board resolution, establishing the payment of further sums considered due, retroactively to 1998, annulling the earlier board resolution.
Petrobras filed a writ of security and obtained an injunction suspending the payment of the differences with respect to the special participation mentioned in ANP Board Resolution 400/2007, until the legal proceedings currently in progress in the Federal Court of Rio de Janeiro are concluded.
The administrative collection, which had been suspended due to the injunction granted in a writ of security, was resumed due to the dismissal of the appeal by Petrobras. The company filed an appeal with the Civil Appeals Court and also filed for a temporary stay, both of which are awaiting a hearing by the court.
Question decided judicially. The amount claimed is R$ 3.231.458 thousand.

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a)Environmental questions

The company is subject to various environmental laws and regulations that regulate activities involving the unloading of oil, gas and other materials and that establish that the effects on the environment caused by the company's operations must be remedied or mitigated by the company. We present below the updated situation of the main environmental proceedings with chances of possible loss.

In 2000, an oil spill at the São Francisco do Sul Terminal of the Presidente Getúlio Vargas Refinery (Repar) discharged approximately 1,06 million gallons of crude oil into the surrounding area. At that time approximately R$ 74.000 thousand was spent to clean up the affected area and to cover the fines applied by the environmental authorities. The following lawsuit refers to this spill:

Description	Current situation

Plaintiff: AMAR - Association for Environmental Defense of Araucária Nature: Environmental Indemnification for moral and property damage to the environment.	No decision handed down in the lower court. It is awaiting the start of the expert investigation to quantify the amount.
Maxim updated exposure: R$ 113.980 thousand.
The court determined that this suit and the suit brought by the Paraná Environmental Institute - IAP are heard together.

In 2001, the Araucária - Paranaguá oil pipeline ruptured as a result of an earthquake, causing a spill of approximately 15.059 gallons of fuel oil into a number of rivers in the State of Paraná. At that time, services to clean the river surfaces were performed, recovering approximately 13.738 gallons of oil. As a result of the accident the following suit was filed against the company:

Description	Current situation

Plaintiff: Paraná Environmental Institute (IAP) Nature: Environmental Fine applied for alleged environmental damages.	The lower court partially accepted the defense and reduced the fine. Appeal by Petrobras awaiting a hearing at the Court of Appeals.
Maxim updated exposure: R$ 117.662 thousand.
The court determined that this suit and the suit brought by AMAR are heard together.

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On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident the following suit was filed against the company:

Description	Current situation

Plaintiff: Federal Public Attorney's Office - Rio de Janeiro Nature: Civil Indemnification for environmental damages - P-36.	As published on May 23, 2007 the claim was considered partially to have grounds and Petrobras was ordered to pay damages in the amount of R$ 100.000 thousand, for the damage caused to the environment, to be restated monthly with 1% interest on arrears as from the date on which the event occurred. Petrobras filed a civil appeal against this decision which is awaiting a hearing.
Maxim updated exposure: R$ 221.947 thousand.

b)Recovery of PIS and COFINS

Petrobras and its subsidiary Gaspetro filed a civil suit against the Federal government before the judiciary of Rio de Janeiro, referring to recovery, through offsetting, of the amounts paid as PIS on financial revenue and exchange gains in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that paragraph 1 of article 3 of Law 9.718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered that the aforementioned paragraph 1 of article 3 of Law 9.718/98 is unconstitutional.

On January 9, 2006, in view of the final decision by the Federal Supreme Court, Petrobras filed a new suit aiming at recovering the COFINS related to the period from January 2003 to January 2004.

At March 31, 2009, the amount of R$ 2.139.603 thousand in Petrobras and R$ 69.666 thousand in Gaspetro with respect to the aforementioned suits are not reflected in the financial statements.

Page: 97

23 Commitments assumed by the energy segment

Commitments for purchase of natural gas

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase a total of 201,9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019, and will be renewed until the total contracted volume has been consumed.

Additional values are being negotiated with YPFB, with respect to the quantity of liquids (heavy hydrocarbonates) present in the natural and gas acquired through the Gas Supply Agreement - GSA. The amendment to the GSA will take into consideration additional values between US$100 million and US$180 million per year, applied to the volumes of gas delivered as from May 2007.

In the period between 2002 and 2005, Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$ 81.409 (equivalent to R$ 188.414 thousand at March 31, 2009) referring to the volumes not transported, the credits for which will be realized through the drawing of future volumes.

The commitments for purchase of gas up to the end of the agreement represent volumes of 24 million cubic meters per day.

24 Guarantees for concession agreements for petroleum exploration

Petrobras gave guarantees to the National Petroleum Agency - ANP in the total amount of R$ 5.660.478 thousand for the Minimum Exploration Programs established in the concession agreements for exploration areas, with R$ 3.749.861 thousand, net of commitments already undertaken, remaining in force. Of this amount, R$ 2.694.288 thousand corresponds to a lien on the oil from previously identified fields already in production, and R$ 1.055.573 thousand refers to bank guarantees.

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25 Segment reporting

Petrobras is an operationally integrated Company and the major part of the production of petroleum and gas from the Exploration and Production Department is transferred to other departments of Petrobras.

In the statements by business segment, the company's operations are presented according to the new organization and management structure approved on October 23, 2000 by the Board of Directors of Petrobras, comprising the following departments:

a) Exploration and Production: This comprises, through Petrobras, Brasoil, PNBV, PifCo, PIB B.V., BOC, the Real Estate Investment Fund and Special Purpose Entities, the activities of exploration, production and development and production of oil, LNG ( liquefied natural gas) and natural gas in Brazil, for the purpose of supplying, as a priority, refineries in Brazil and the selling of surplus petroleum and byproducts produced in their natural gas processing plants.

b) Supply: This comprises, through Petrobras, Downstream (Refap), Transpetro, Petroquisa, PifCo, PIB B.V., Refinaria de Petróleo Riograndense, Quattor Participações, PNBV, Refinaria Abreu Lima, Projetos de Transporte de Álcool - PMCC and Specific Purpose Entities, the activities of refining, logistics, transport and selling of oil products, petroleum and alcohol, as well as holding interests in petrochemical companies in Brazil and in two fertilizer plants.

c) Gas and Energy: This comprises, through Petrobras, Gaspetro, Petrobras Comercializadora de Energia, Petrobras Distribuidora, PifCo, Petrobras Biocombustível, Participações em Complexos Bioenergéticos – PCBIOS, GNL do Nordeste, Specific Purpose Entities and Thermoelectric Power Stations, the activities of transport and trading of natural gas produced in Brazil and imported, as well as the transport and trading of LNG that is imported, the generation and trading of electric power, and holding interests in national gas transporters and distributors and in thermoelectric power stations.

d) Distribution: It is responsible for the distribution of oil products, fuel alcohol and compressed natural gas in Brazil, represented by the operations of Petrobras Distribuidora and Alvo Distribuidora.

e) International: It comprises, through PIB B.V., PifCo, 5283 Participações, BOC and Petrobras, the activities of exploration and production of oil and gas, supply, gas and energy, and distribution, carried out abroad in a number of countries in the Americas, Africa, Europe and Asia.

Page: 99

The items that cannot be can attributed to the other departments are allocated to the corporate entities group, especially those connected to corporate financial management, overheads related to central administration and other expenses, including actuarial expenses related to the pension and healthcare plans for retired employees and pensioners.

The accounting information per business segment was prepared based on the assumption of controllability, for the purpose of attributing to the business sectors only those items over which these segments have effective control.

26 Derivative financial instruments, hedge and risk management activities

The company is exposed to a series of market risks arising from its operations. These risks mainly involve the fact that eventual variations in the prices of oil and oil products, in exchange rates or in interest rates may negatively affect the value of the company's financial assets and liabilities or future cash flows and profits.

26.1 Risk management objectives and strategies

Petrobras has a global risk management policy that it is being developed under the management of the Company's officers. In 2004, the Executive Committee of Petrobras set up the Risk Management Committee composed of executive managers from all the business departments and from a number of corporate departments. This committee, as well as having the purpose of assuring integrated management of exposures to risks and formalizing the main guidelines for the company's operation, aims at concentrating information and discussing actions for risk management, facilitating communication with the executive officers and the board of directors in aspects related to best corporate governance practices.

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the company may attain its strategic goals.

In addition to assuring adequate protection for its fixed assets, facilities, operations and officers, and orientating financial, tax, regulatory, market and loan exposure evaluations, amongst others, the Petrobras risk management policy seeks to make explicit its character of complementariness to its structural actions, which will create solid economic and financial grounds, capable of assuring that the opportunities for growth will be taken advantage of, even in adverse external circumstances.

Page: 100

26.2 Market risk management of oil and oil products

a) Hedge policy

Considering that the company's business plan uses conservative price assumptions and the fact that, in normal conditions, price fluctuations of commodities do not present a substantial risk to the carrying out of its strategic objectives, Petrobras maintains exposure to the price cycle and does not use derivatives for hedging systemic operations, i.e. the purchase or sale of goods with the aim of meeting the operating needs of the Petrobras System.

Nevertheless, the decisions referring to this issue are reviewed periodically and recommended to the Risk Management Committee. If hedge is indicated in scenarios with a significant probability of adverse events, the hedge strategy should be carried out with the aim of protecting the company's solvency and liquidity, considering an integrated analysis of all the company's risk exposures and assuring the execution of the corporate investment plan.

Following the assumption of considering only the consolidated net exposure of the price risk of oil and oil products, the operations with derivatives, generally, are limited to protecting the results of transactions carried out on the international market for physical goods, i.e. hedge operations are those where the positive and negative changes are totally or partially offset by the opposite result in the physical position.

b) Main transactions and future commitments that are the object of hedge

The main hedge operations carried out by the companies of the Petrobras System are intended for protecting the expected results of the transactions performed abroad.

The hedges are usually short-term operations and accompany the terms of the commercial transactions. The instruments used are futures, forward, swap and options contracts. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

Page: 101

c) Parameters used for risk management and the results obtained with respect to the proposed objectives

The main parameters used in risk management for variations of Petrobras' oil and oil product prices are Cash Flow at Risk (CFAR) for medium-term assessments, Value at Risk (VAR) for short-term assessments, and Stop Loss. Corporate limits are defined for VAR and Stop Loss.

The hedges settled during the period from January to March 2009 corresponded to approximately 9.58% of the traded volume of imports and exports to and from Brazil plus the total volume of the products traded abroad.

d)Criteria for determining fair value

The fair value of the derivatives for oil and oil products is determined through prices quoted on the market (without adjustments) for similar assets or liabilities.

e) Notional and fair values and values at risk of the portfolio

The main counterparts of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), IntercontinentalExhange, JP Morgan, Shell, Mitsui, BP and Morgan Stanley.

At March 31, 2009, the portfolio for commercial operations carried out abroad, as well as the hedges for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 7.512 million.

The following table summarizes the information on the derivatives contracts in force for oil and oil products.

Page: 102

Derivatives for oil and oil products

	Consolidated

	Notional value in thousands of bbl*		Fair value R$ thousand**		Maturity

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Futures contracts	(3.835)	(5.205)	12.947	81.590	2009

Purchase commitments	17.453	4.218
Sale commitments	(21.288)	(9.423)

Options contracts	(3.650)		(4.012)		2009

Purchase	(1.300)		(3.357)

Bidding position	1.300	220
Short sale	(2.600)	(220)

Sale	(2.350)		(655)

Bidding position	1.800	320
Short sale	(4.150)	(320)

Forward contracts	2.739	(442)	16.959	1.348	2009

Long position	4.919	2.530
Short position	(2.180)	(2.972)

Total recorded in other current assets			3.025

Page: 103

	Parent company

	Notional value in the thousands of bbl*		Fair value R$ thousand**		Maturity

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Futures contracts	411	(661)	350	26.606	2009

Purchase commitments	9.095	158
Sale commitments	(8.684)	(819)

Options contracts	(3.650)		(4.012)		2009

Purchase	(1.300)		(3.357)

Bidding position	1.300	220
Short sale	(2.600)	(220)

Sale	(2.350)		(655)

Bidding position	1.800	320
Short sale	(4.150)	(320)

Forward contracts	(168)	(600)	5.381	9.921	2009

Long position	491	978
Short position	(659)	(1.578)

Total recorded in other current assets			1.718	36.527

* A negative notional value represents a short position
** Negative fair values were recorded in liabilities and positive fair values in assets.

f) Gains and losses in the period

	R$ thousand

	Consolidated		Parent company

Derivatives for oil and oil products	03.31.2009	03.31.2008	03.31.2009	03.31.2008

Gain (loss) recorded in results	(18.766)	124.122	51.632	59.679
Gain (loss) recorded in shareholders' equity

g) Value and type of margins given in guarantee

The guarantees given as collateral generally consist of deposits. At March 31, 2009, the balances of the margins given for the coverage of commodities derivatives traded on the stock exchanges and over-the-counter market of the Parent Company and Consolidated were R$ 106.443 thousand and R$ 471.830 thousand, respectively.

Page: 104

h) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the derivatives for oil and oil products. The probable scenario is the fair value at March 31, 2009. The possible and remote scenarios consider the deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		R$ thousand

		Consolidated

Market derivatives for		Probable scenario	Possible Scenario	Remote Scenario
oil and oil products	Risk	at 03.31.2009	(∆ of 25%)	(∆ of 50%)

Brent oil	Fall in Brent Oil	(122)	(17.784)	(33.615)
Butane	High of Butane		(2.261)	(5.049)
Fuel oil	High of Fuel Oil	(2.521)	(96.245)	(189.143)
Diesel	High of Diesel	(4.955)	(44.429)	(80.727)
Propane	High of Propane		2.278	8 11
Gasoline	High of Gasoline	11.554	(49.185)	(105.357)
Freight	Fall in freight	(130)	(276)	(422)
Petroleum WTI	High of WTI Petroleum	(25.963)	(98.645)	(186.428)
Nafta	High of Naphtha		(3.232)	(6.135)

		(22.137)	(52.132)	(164.607)

26.3 Management of exchange risks

a) Hedge policy

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate. With respect to the management of these risks, Petrobras seeks to identify and handle them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the hedge.

Taking advantage of operating in an integrated manner in the energy segment, the company seeks, primarily, to identify or create natural hedges, i.e. to benefit from the correlation between its income and expenses. In the specific case of exchange variation inherent to the contracts with the cost and remuneration involved in different currencies, this hedge is carried out through allocating the cash investments between the Real and the US dollar or another currency.

The management of risks is done for the net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain obligations of the company.

Page: 105

The subsidiary Petrobras Distribuidora carries out exchange hedge operations for covering the trading margins inherent to exports (aviation segment) for foreign clients. The objective of the operation, contracted concomitantly with the definition of the cost of the products exported, is to assure that the trading margins agreed to with the foreign clients are maintained during the period of validity of the negotiated prices, as well as during the commercial term for payment. Internal policy limits the volume of exchange hedge operations to the volume of products exported.

b) Main transactions and future commitments that are the object of hedge

In September 2006, we contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the company's costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

Between January 1 and March 31, 2009 the Company contracted exchange hedge operations for covering the trading margins inherent to exports (aviation segment) for foreign clients. The purpose of the operation is to assure that the trading margins agreed to with the foreign clients are maintained during the period of validity of the negotiated prices, as well as during the commercial term for payment. On average, the period of exposure is three months.

c) Parameters used for risk management and the results obtained with respect to the proposed objectives

The hedge called a cross currency swap complies with CVM Resolution 566/08 which approved CPC 14 - Financial Instruments: Recognition, valuation and proof.

Effectiveness tests are conducted quarterly in order to measure how much the changes in the fair value or the cash flow of the hedge items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap significantly minimizes the variation in the cash flow of the bonds issued in Yens.

Page: 106

The Company is in a short position in exchange futures rates through NDFs on the Brazilian over-the-counter market. The hedge is contracted concomitantly with the definition of the cost of the exported products, thus fixing and guaranteeing the trading margin. The Company's policy is to contract hedge up to the maximum of 100% of the volume exported. In the period in question hedge was contracted in the amount of US$ 57 million, which represented approximately 72.6% of the effective volume of exports in these months.

The settlement of the transactions that matured between January 1 and March 31, 2009 generated a negative result for the Company of R$ 1.38 million, which was totally offset by the exchange valuation of assets in US dollars in the same period.

d) Criteria for determining fair value

The fair value of the derivatives is calculated based on usual market practices, using the closing values of the interest rates in Yens, US dollars and Reais for all the period of the contracts.

e) Notional and fair values and values at risk of the portfolio

The table below summarizes the information on the derivative contracts. The derivative transactions took into consideration the approved limits and credit balance for each institution in accordance with the regulatory orientations and procedures established by the Company. The main counterparts of these operations are: Banco do Brasil, HSBC and Bradesco.

Foreign currency derivatives

	Consolidated

	Notional value in $ thousand		Fair value R$ thousand**		Maturity	Value at Risk R$ thousand*

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Dollar forward contracts

Short position	40.498	67.506	2.475	(3.823)	2009	2.216

	40.498	67.506	2.475	(3.823)

Swaps contracts

Cross Currency Swap			44.309	110.489	2016	53.907

Asset position
Average rate of receipt (JPY) = 2.15%	35.000.000	35.000.000	902.847	978.268
Liability position
Average rate of payment (USD) = 5.69%	297.619	297.619	(858.538)	(867.779)

* Value at Risk = maximum expected loss in 1 day with 95% reliability under normal market conditions.
**Negative fair values were recorded in liabilities and positive fair values in assets.

Page: 107

f) Gains and losses in the period

	R$ thousand

	Consolidated		Parent company

Foreign currency derivatives	03.31.2009	03.31.2008	03.31.2009	03.31.2008

Gain (loss) recorded in results	4.915	5.385
Gain (loss) recorded in shareholders' equity	(29.958)	(67.273)

g) Value and type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

h) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the foreign currency derivatives. The probable scenario is the fair value at March 31, 2009. The possible and remote scenarios consider the deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		Consolidated

		R$ thousand

Foreign currency derivatives	Risk	Probable scenario at 03.31.2009	Possible scenario (∆ de 25%)	Remote scenario (∆ de 50%)	VAR*

Dollar forward contracts	Appreciation of the dollar against the real	2.475	(23.478)	(46.956)	2.216
Cross Currency Swap	Depreciation of the yen against the real	44.309	(136.261)	(256.640)	53.907

* Valor em risco = perda máxima esperada em 1 dia com 95% de confiança em condições normais de mercado

26.4 Management of interest rate risks

The interest rate risk that the company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt. The foreign currency debt at floating rates is subject, mainly, to the fluctuation of the Libor and the debt expressed in reais is subject, mainly, to the fluctuation in the long-term interest rate (TJLP), published by the Central Bank of Brazil. Currently, the company does not use derivative financial instruments to manage its exposure to floating interest rates.

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26.5 Financial instruments

During the normal course of its business dealings the company uses various types of financial instruments.

a)Credit concentration risk

A significant portion of the company's assets, including financial instruments, is located in Brazil. The company's financial instruments that are exposed to a credit concentration risk are, mainly, cash and cash equivalents, government bonds, accounts receivable and futures contracts.

The Company adopts a number of measures to decrease its exposure to credit risks to acceptable levels.

b)Market fair value

The market fair value of financial instruments is determined based on published market prices or, in the absence thereof, on the present value of expected cash flows. The market fair values of cash and cash equivalents, trade accounts receivable, short term debt and accounts payable to suppliers are the same as their carrying values. The market fair value of the long-term assets and liabilities closely approximates their carrying value.

27 Security, environment and health

In the first quarter of 2009, Petrobras's main security, environment and health indexes were compatible with the best companies in the sector worldwide and in the period it did not register any significant occurrence of which had impacted in the environment.

Petrobras continually invests in training and development of new technologies aimed at accident prevention and the safety and health of its employees. In its continual quest for excellence in these areas, the company is implementing the Project for Strategic Excellence in Multidisciplinary Healthcare (SMS), involving its business departments, units abroad and subsidiary companies.

This project forecasts a set of actions that aim to promote continuous improvement of the company's performance in Multidisciplinary Healthcare (SMS) preparing it for the growth projected in its Strategic Plan for 2020. It includes of the new areas of operation, such as biofuel and the production of oil and gas in the Pre-salt layer, and it emphasizes the training in the multidisciplinary healthcare (SMS) of new employees due to the increase already verified, and the forecasts, in the company's workforce.

Page: 109

The company's total expenditure on security, environment and health (SMS), considering investments and operations, reached the amount of R$ 994.172 thousand in the first quarter 2009, of which R$ 514.239 thousand was on security, R$ 387.892 thousand was on the environment and R$ 92.041 thousand was on health, where the expenses with multidisciplinary health assistance (AMS) and support for outside environmental programs and/or projects are not included.

This total included the expenditures made through Pegaso (Program for Excellence in Environmental Management and Operating Security), which, between investments and operation, totaled R$ 134.401 thousand in the period.

Page: 110

28 STATEMENT OF ADDED VALUE

	R$ thousand

	Consolidated		Parent company

	03.31.2009	03.31.2008	03.31.2009	03.31.2008

Revenues
Sales of products and services and other revenues	54.377.397	59.620.672	40.541.516	45.205.230
Allowance for doubtful accounts - formation	30.596	(62.257)	11.533	(76.277)
Revenues related to the construction of assets for own use	11.559.063	8.615.076	8.326.216	5.855.944

	65.967.056	68.173.491	48.879.265	50.984.897

Inputs acquired from third parties
Materials consumed	(8.491.093)	(9.102.034)	(5.041.381)	(5.420.306)
Cost of goods for resale	(5.084.043)	(9.633.050)	(3.767.588)	(6.715.896)
Power, third-party services and other operating expenses	(15.107.635)	(9.455.846)	(12.018.531)	(6.636.558)
Tax credits on inputs acquired from third parties	(3.875.591)	(4.366.401)	(3.237.625)	(3.988.172)
Loss on recovery of assets	(244.131)	(3.196)	(98.687)	(3.196)

	(32.802.493)	(32.560.527)	(24.163.812)	(22.764.128)

Gross added value	33.164.563	35.612.964	24.715.453	28.220.769

Retentions
Depreciation and amortization	(3.203.426)	(2.566.946)	(2.146.982)	(1.774.358)

Net added value produced by the company	29.961.137	33.046.018	22.568.471	26.446.411

Transferred added value
Equity in earnings (losses) of significant investments	(369.281)	91.803	1.642.558	920.226
Financial income - including monetary and exchange variations	783.769	786.125	1.052.158	1.362.439
Amortization of goodwill and discounts	1.529	(75.028)	1.529	(57.145)
Rents, royalties and others	661.568	171.786	612.915	142.047

	1.077.585	974.686	3.309.160	2.367.567

Total added value to be distributed	31.038.722	34.020.704	25.877.631	28.813.978

Distribution of added value

Personnel and directors
Payroll and related charges
Salaries	2.396.240	8%	2.111.854	6%	1.673.813	6%	1.495.362	5%

Benefits
Advantages	176.614	0%	147.553	0%	107.949	0%	107.958	0%
Retirement and pension plan	207.895	1%	233.082	1%	199.412	1%	216.570	1%
Healthcare benefits plan	385.534	1%	420.709	1%	370.959	1%	399.629	1%
FGTS	174.530	0%	147.417	0%	152.790	1%	131.694	0%

	3.340.813	10%	3.060.615	8%	2.504.923	9%	2.351.214	7%

Taxes
Federal * Includes governmental participations.	10.271.649	33%	14.211.138	42%	9.032.160	35%	12.715.104	44%
State	5.771.822	19%	5.345.730	16%	3.042.043	12%	3.024.287	11%
Municipal	45.647	0%	58.159	0%	25.641	0%	31.040	0%
Abbroad * Includes governmental participations.	1.249.791	4%	881.417	3%	0	0%	0	0%

	17.338.909	56%	20.496.444	61%	12.099.844	47%	15.770.431	55%

Financial institutions and suppliers
Interest and exchange and monetary variations	1.710.460	6%	1.392.923	4%	1.815.468	7%	1.527.385	5%
Rental and affreightment expenses	2.490.699	8%	1.601.222	5%	3.296.433	13%	2.105.977	8%

	4.201.159	14%	2.994.145	9%	5.111.901	20%	3.633.362	13%

Shareholders
Interest on shareholders' equity	0	0%	0	0%	0	0%	0	0%
Dividends	0	0%	0	0%	0		0
Minority interest	342.069	1%	230.283	1%	0	0%	0	0%
Retained earnings	5.815.772	19%	7.239.217	21%	6.160.963	24%	7.058.971	25%

	6.157.841	20%	7.469.500	22%	6.160.963	24%	7.058.971	25%

Added value distributed	31.038.722	100	34.020.704	100	25.877.631	100	28.813.978	100%

Page: 111

29 Additional information on Cash Flows

	R$ thousand

	Consolidated		Parent company

	03.31.2009	03.31.2008	03.31.2009	03.31.2008

Amounts paid and received during the year
Interest paid, net of the capitalized amount	885.628	579.439	366.913	434.630
Interest received on loans	23.954	83	981.091	560.860
Income and social contribution taxes	1.292.552	1.526.337	901.343	1.348.983
Third party income tax withheld at source	1.076.379	624.582	976.791	588.523

Investment and financing transactions not involving cash
Acquisition of property, plant and equipment on contract with the transfer of benefits, risks and control of assets	94	6.348	94.400
Assets received through donation
Provision for abandonment of wells		14.379

30 Subsequent events

30.1 Sale option of the Pasadena refinery by Astra

In a preliminary decision handed down on April 10, 2009, in the existing arbitration process between Petrobras America Inc - PAI and others and Astra Oil Trading NV - ASTRA and others, which is in progress in accordance with the arbitration rules of the International Centre for Dispute Resolution, the exercise of the put option exercised by ASTRA with respect to PAI of the remaining 50% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), a company which holds interests in the Pasadena refinery, and in its related trading company, both with operational offices in Texas, was considered as valid. The operating, management and financial responsibilities have already been transferred to PAI, based on this preliminary decision of October 24, 2008.

According to the decision on April 10, the amount to be paid by PAI for the remaining 50% shareholding interest in the refinery and in the trading company in Pasadena was fixed at US$ 466 million. The payment will be made in three installments, the first in the amount of US$ 296 million (originally due on April 27, 2009, according to the decision) and the following two payments in the amount US$ 85 million each, with due dates fixed by the arbitrators for September 2009 and September 2010. ASTRA presented a request for clarification to the arbitration panel on certain points of the decision. Until now the parties have not reached an agreement with respect to the finalization of the existing loose ends for the signing of the term that will put an end to the lawsuit and enable the payments that are the subject of the decision to be made.

Page: 112

In March 2009 a loss was recognized in the amount of R$ 341.179 thousand (USS 147.365 thousand), corresponding to the difference between the fair value of the net assets and the value defined by the arbitration panel.

30.2 Export Credit Notes - NCE

On April 20, 2009, Petrobras took out financing of R$ 500.000 thousand and R$ 200.000 thousand from Banco do Brasil. The operation was made feasible through the issue of Export Credit Notes (NCE), the exclusive purpose of which was to increase Petrobras' exports of oil and oil products. This transaction was negotiated with the following conditions:

• Term: Maturity of the principal on April 7, 2011 and maturity of the payments of the financial charges half-yearly as from November 7, 2009;

• Interest rate: 113% of average rate of CDI + Flat Fee of 0,85%;

• Prepayment clause as of 180 days of the drawdown;

• Exemption of Tax on Financial Operations IOF (Tax on Financial Operations) upon proof of the export transactions; and

• Waiver of the guarantees.

30.3 Line of Credit for PifCo

On April 20, 2009 Petrobras International Finance Company - PifCo used US$ 1 billion of a line of credit maturing in April 2011. The initial rate of interest is six-month LIBOR + 3.125% p.a., with half-yearly payments. PifCo will use these funds to finance operations originating from exports of Petrobras' oil.

30.4 Approval of Financing by the Export-Import Bank of the United States

On April 29, 2009 the Export-Import Bank of the United Stated (U.S. Ex-Im Bank) approved a line of financing for Petrobras in the amount of US$ 2 billion.

The amount financed can be drawn in different stages during the next two years, in accordance with the importing of goods and services, with a maximum term of payment of 10 years for each drawdown.

This approval reinforces the diversity of options of financing sources with which Petrobras can operate in order to finance its Investment Plan.

Page: 113

30.5 Purchase option of Marlim Participações

On April 30, 2009, the executive committee of Petrobras approved the exercise of the purchase option by the Company of 100% of the capital of the company Marlim Participações S.A. (Marlimpar). The price for exercising the option will be R$ 700 (seven hundred reais), as established in the Option Agreement for the Purchase of Shares of Project Marlim.

Marlimpar holds full control of Companhia Petrolífera Marlim (CPM), a specific purpose entity created for the development of the production of petroleum from the Marlim Field, "Project Marlim". The acquisition of Marlimpar occurs after the full amortization of the investments of each one of the shareholders in Project Marlim, as well as after total fulfillment of all the financial obligations of Marlimpar and CPM.

After the transfer of the shares of Marlimpar, Petrobras will perform all the necessary corporate acts to indicate the new administrators of the companies and will present the request for cancellation of the registrations of publicly-held companies of Marlimpar and CPM to the Brazilian Securities Commission (CVM).

Page: 114

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	01
02 - ISSUANCE ORDER NUMBER	1
03 - CVM REGISTRATION NUMBER
04 - DATE OF REGISTRATION WITH CVM
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PRIVATE
08 - ISSUE DATE	02/15/1998
09 - DUE DATE	02/15/2015
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	TJLP plus 2,5% p.a.
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	10.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	430.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	43.000
16 - DEBENTURES IN CIRCULATION (UNITS)	43.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	08/17/2009

Page: 115

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	02
02 - ISSUANCE ORDER NUMBER	2
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04 - DATE OF REGISTRATION WITH CVM	08/30/2002
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	08/01/2002
09 - DUE DATE	08/01/2012
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 11% p.a. annum
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	750.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	750.000
16 - DEBENTURES IN CIRCULATION (UNITS)	750.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	08/01/2009

Page: 116

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	03
02 - ISSUANCE ORDER NUMBER	3
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/037
04 - DATE OF REGISTRATION WITH CVM	10/31/2002
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	10/04/2002
09 - DUE DATE	10/01/2010
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 10,3% per annum
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	775.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	775.000
16 - DEBENTURES IN CIRCULATION (UNITS)	775.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	10/01/2009

Page: 117

20.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

CONSOLIDATED STATEMENT OF BUSINESS SEGMENTATION
AS OF MARCH 31, 2009

Consolidated assets by business area - 03.31.2009

	R$ THOUSAND

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

ASSETS	120.393.227	65.893.813	37.108.958	9.998.458	32.535.794	45.559.861	(7.063.806)	304.426.305

CURRENT ASSETS	5.302.216	21.536.874	4.321.870	5.313.339	5.152.117	29.260.139	(6.652.265)	64.234.290

CASH AND CASH EQUIVALENTS						19.532.364		19.532.364
OTHER CURRENT ASSETS	5.302.216	21.536.874	4.321.870	5.313.339	5.152.117	9.727.775	(6.652.265)	44.701.926
NON-CURRENT	115.091.011	44.356.939	32.787.088	4.685.119	27.383.677	16.299.722	(411.541)	240.192.015

LONG-TERM RECEIVABLES	4 .010.325	2.027.117	2.484.666	764.940	1.609.090	12.666.415	(397.591)	23.164.962
PROPERTY, PLANT AND EQUIPMENT:	107.447.639	38.887.341	28.927.099	3.211.434	19.948.712	2.449.917	(46.030)	200.826.112
OTHER	3.633.047	3.442.481	1.375.323	708.745	5.825.875	1.183.390	32.080	16.200.941

Consolidated assets by business area – Jan-Mar/09

	R$ THOUSAND

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Operating income, net	13.902.191	34.372.827	3.118.357	13.858.534	4.604.833	-	(27.261.170)	42.595.572

Intersegments	13.555.519	12.289.665	576.750	465.036	374.200	-	(27.261.170)	-
Third parties	346.672	22.083.162	2.541.607	13.393.498	4.230.633	-	-	42.595.572
Cost of goods sold	(8.755.331)	(25.716.334)	(2.678.607)	(12.784.370)	(3.833.432)	-	27.987.804	(25.780.270)

Gross profit	5.146.860	8.656.493	439.750	1.074.164	771.401	-	726.634	16.815.302
Operating expenses	(1.455.812)	(1.541.101)	(539.783)	(686.586)	(747.616)	(1.701.508)	77.864	(6.594.542)
Selling, administrative and general expenses	(182.202)	(1.275.878)	(259.373)	(701.881)	(470.475)	(804.544)	77.192	(3.617.161)
Tax	(19.605)	(27.253)	(22.268)	(5.644)	(30.354)	(45.750)	-	(150.874)
Exploration costs for the extraction of oil	(858.390)	-	-	-	(153.020)	-	-	(1.011.410)
Research and development	(149.258)	(79.908)	(8.048)	(3.542)	(798)	(94.658)	-	(336.212)
Healthcare and pension plans	-	-	-	-	-	(368.848)	-	(368.848)
Other	(246.357)	(158.062)	(250.094)	24.481	(92.969)	(387.708)	672	(1.110.037)

Operating income (loss)	3.691.048	7.115.392	(100.033)	387.578	23.785	(1.701.508)	804.498	10.220.760
Net financials	-	-	-	-	-	(849.373)	-	(849.373)
Stakeholding in material investments	-	(45.523)	29.485	(26.353)	(334.685)	6.104	-	(370.972)
Income (loss) before taxes and minority interest	3.691.048	7.069.869	(70.548)	361.225	(310.900)	(2.544.777)	804.498	9.000.415
Income Tax/Social Contribution	(1.254.955)	(2.419.232)	34.009	(131.777)	(27.682)	1.230.591	(273.528)	(2.842.574)
Minority stockholders profit-sharing	47.043	(73.898)	(43.620)	-	(23.889)	(247.705)	-	(342.069)

Net income	2.483.136	4.576.739	(80.159)	229.448	(362.471)	(1.561.891)	530.970	5.815.772

Page: 118

	R$ THOUSAND

	E&P	SUPPLY	GAS & ENERGY	DISTRIB	CORP	ELIMIN	TOTAL
ASSETS	24.164.809	6.066.648	3.023.048	806.823	4.051.288	(5.576.822)	32.535.794

Statements of income
Operating income, Net	1.122.886	2.854.837	509.084	1.145.406	2.393	(1.029.773)	4.604.833

Intersegments	643.744	638.644	91.008	30.577	-	(1.029.773)	374.200
Third parties	479.142	2.216.193	418.076	1.114.829	2.393	-	4.230.633
Operating income	194.333	(188.201)	62.642	60.019	(196.672)	91.664	23.785
Net income	13.088	(539.727)	48.559	61.272	(37.327)	91.664	(362.471)

Page: 119

21.01 - SPECIAL REVIEW REPORT -

To
The Board of Directors and Shareholders of Petróleo Brasileiro S.A. - Petrobras Rio de Janeiro - RJ

1.	We have reviewed the accounting information included in the Quarterly Information - ITR (Parent Company and Consolidated) of Petróleo Brasileiro S.A. - Petrobras (“the Company”)and its subsidiaries for the quarter ended March 31, 2009, comprising the balance sheet and the related statements of income, changes in shareholders’ equity, cash flows, added value, the footnotes and the management report, which are the responsibility of its management.

2.	Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Accountants and the Federal Council of Accountancy - CFC, which comprised, mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial position and operations of the Company and its subsidiaries.

3.	Based on our review, we are not aware of any material change that should be made to the accounting information included in the Quarterly Information referred to above, for them to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Exchange Commission (CVM), specifically applicable to the preparation of the Quarterly Information.

4.	Our review was performed with the objective of issuing a review report on the accounting information included in the Quarterly Information referred to in the first paragraph, taken as a whole. The statement of segment information for the quarter ended March 31, 2009, represents supplementary information to the Quarterly Information, is not required by the accounting practices adopted in Brazil and is being presented to facilitate additional analysis. This supplementary information was subject to the same review procedures as applied to the Quarterly Information and, based on our review, we are not aware of any material change that should be made for it to be adequately presented in relation to the Quarterly Information referred to in the first paragraph, taken as a whole.

Page: 120

5.	As mentioned in Note 1, due to the changes in accounting practices adopted in Brazil during 2008, the statements of income, cash flows and added value for the quarter ended March 31, 2008, as well as the supplementary information of segment reporting, which is not required by the accounting practices adopted in Brazil and is being presented to facilitate additional analysis, presented for comparison purposes, were adjusted and are being restated as established in NPC 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by CVM Resolution 506/06.

May 11, 2009

KPMG Auditores Independentes
CRC SP-14.428/O -6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O -2

Page: 121

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)	1
01	04	GENERAL INFORMATION/ INDEPENDENT ACCOUNTANTS	1
01	05	CURRENT BREAKDOWN OF PAID-IN CAPITAL	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS	2
01	08	DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS DIRECTOR	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME FOR THE QUARTER	8
04	01	04 – STATEMENT OF CASH FLOW	10
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	14
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	16
09	01	CONSOLIDATED STATEMENT OF INCOME	18
10	01	10.01 - CONSOLIDATED STATEMENT OF CASH FLOW	20
06	01	NOTES TO QUARTERLY INFORMATION	21
14	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES	116
20	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTAND RELEVANTS	120

Page: 122

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.